



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

[May 23], 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Datang International Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. 82-5186

Dear Sirs or Madams:

On behalf of Datang International Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. [Notice of H Shares Class Meeting, published [May 5], 2005]
2. [Notice of Annual General Meeting For the Year 2004, published [May 5], 2005]
3. [Proposed Issue of A Shares in the PRC Connected Transaction and Closure of the Company's Registed of Members, published [Mar 4], 2005]
4. [Announcement of 2004 Annual Results, published [Mar 28], 2005]
5. [Discloseable Transaction, published [Jan 25], 2005]
6. [Connected Transaction, published [Dec 31], 2004]
7. [Discloseable Tranaction, published [Dec 23], 2004]
8. [Clarification, published [Dec 3], 2004]

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

杨洪明

Yang Hong Ming
Corporate Secretary

Enclosures

BJ-1820



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

NOTICE OF H SHARES CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting of the holders of Renminbi ("RMB") denominated ordinary shares of RMB1.00 each in the registered capital of Datang International Power Generation Co., Ltd. (the "Company") which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 21 June 2005 at 11:00 a.m. (or immediately after the 2004 annual general meeting of the Company (the "2004 AGM") to be held on the same date and at the same place) at Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (the "H Shares Class Meeting") to consider and, if thought fit, to pass the following resolution:

1. **THAT** the validity period of all relevant resolutions relating to the A Shares Issue (as defined below) in the same structure and manner and in essentially identical terms as those considered and passed at the extraordinary general meeting ("2004 EGM") and the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company ("2004 CSMs") held on 22 June 2004 and the authorisation of the board of directors of the Company (the "Board") to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue be extended for a further one year commencing from the date of the passing of this special resolution be and is hereby considered and approved. *(note 1)*

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 5 May 2005

Notes:

1. At the 2004 EGM and the 2004 CSMs, the resolutions in relation to the Company's application for the issue of not more than 1,000,000,000 RMB denominated ordinary shares of RMB1.00 each ("A Shares"), comprising a private placing of not more than 301,704,761 A Shares and 92,358,600 A Shares to China Datang Corporation and Tianjin Jinneng Investment Company, respectively and a public offer of not more than 605,936,639 A Shares to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) (the "A Shares Issue") were considered and approved. The Board was authorised to make all decisions in relation to the A Shares Issue which was valid for one year from the date of the 2004 EGM and the 2004 CSMs, expiring on 21 June 2005. As at the date hereof, the A Shares Issue is not completed. The Board resolved to seek approval from the shareholders of the Company to refresh the validity period of the A Shares Issue and the authorisation of the Board to do all act as it sees fit for a further period of one year.
2. Other matters
   (1) Holders of H Shares are reminded that pursuant to the articles of association of the Company, the register of members of the Company will be closed from 21 May 2005 to 21 June 2005, both dates inclusive, during which period no transfer of any H Shares will be registered. Holders of H Shares, whose names appear on the register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the H Shares Class Meeting.
   (2) Every shareholder of the Company entitled to attend and vote at the H Shares Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.
   (3) A proxy of a holder of H Shares may vote by hand or vote on a poll, but a holder of H Shares who has appointed more than one proxy may only vote on a poll.
   (4) To be valid, holders of H Shares must deliver the proxy form and, if such proxy is signed by a person on behalf of his appointer pursuant to a power of attorney or other authority, the power of attorney or other authority under which it is signed or a certified copy of that power or authority (such certification to be made by a notary) to the Company's H Share registrar, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in not less than 24 hours before the time scheduled for holding the H Shares Class Meeting.
   (5) Shareholders of the Company who wish to attend the H Shares Class Meeting are required to return the notice of attendance to the Company's registered address at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the PRC. Postcode : 100053. Tel : (8610) 8358 1905, Fax : (8610) 8397 7083 or (8610) 8358 1907, on or before 31 May 2005 (3 weeks before the date of the H Shares Class Meeting). Completion and return of the proxy form and notice of attendance will not preclude a holder of H Shares from attending and voting at the H Shares Class Meeting in person.
   (6) The H Shares Class Meeting is expected to last for about half an hour. Holders of H Shares and their proxies attending the H Shares Class Meeting shall be responsible for their own travel and accommodation expenses.

As at the date of this notice, the directors of the Company are:-

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the H Shares Class Meeting

Name of shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ______________________________ H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the H Shares Class Meeting of Datang International Power Generation Co., Ltd. (the "Company") to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 11:00 a.m. on Tuesday, 21 June 2005.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of H Shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the Company's registered address at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode : 100053, by hand, post, cable or fax on or before 31 May 2005. Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907.

Signature(s): ______________________

Date: ______________________ 2005

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2004

NOTICE IS HEREBY GIVEN that the annual general meeting of Datang International Power Generation Co., Ltd. (the "Company") for the year 2004 (the "2004 AGM") will be held at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on 21 June 2005 for the purposes of considering and, if thought fit, passing the following resolutions:

A. Ordinary Resolutions:

1. to consider and approve the report of the board of directors of the Company for the year 2004;
2. to consider and approve the report of the supervisory committee of the Company for the year 2004;
3. to consider and approve the audited financial statement of the Company for the year 2004;
4. to consider and approve the budget of the Company for the year 2005;
5. to consider and approve the profit distribution plan of the Company for the year 2004;
6. to consider and approve the proposed re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited and PricewaterhouseCoopers as the Company's domestic and international auditors respectively and to authorise the board of directors of the Company to fix their remunerations;
7. to consider and approve the investment plans of the Company;
8. to consider and approve the remuneration scheme for the directors and supervisors of the Company;
9. to consider and approve any proposals put forward by shareholder(s) holding 5% or more of the total number of shares of the Company with voting rights.

B. Special Resolutions:

1. to consider and approve the proposal of amending the articles of association of the Company (note 1);

2. to consider and approve the proposed granting of an unconditional general mandate to the board of directors of the Company (the "Board") to issue, allot and deal with any additional new shares of up to 20% of the total number of shares in issue (note 2);

3 (a) conditional on the passing of the special resolution numbered 3(b) below, to consider and approve the proposed refreshment of the validity period of all relevant resolutions relating to the A Shares Issue (as defined below) (save as the Private Placement Arrangements (as defined below)) in the same structure and manner and in essentially identical terms as those considered and passed at the extraordinary general meeting ("2004 EGM") and the class shareholders meeting of the Company for each of the holders of H shares and holders of domestic shares of the Company ("2004 CSMs") held on 22 June 2004 for a further one year commencing from the date of the passing of this special resolution and the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue (save as the Private Placement Arrangements) (note 3);

(b) conditional on the passing of the special resolution numbered 3(a) above, to consider and approve the proposed refreshment of the validity period of the Private Placement Arrangements (as defined below) approved at the 2004 EGM and 2004 CSMs for a further one year commencing from the date of the passing of this special resolution and the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the Private Placement Arrangements (note 3).

4. to consider and approve any proposal put forward by shareholder(s) holding 5% or more of the total number of shares of the Company wilth voting rights (if any).

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 5 May 2005

Notes:

1. Amendments to the articles of association of the Company ("Articles of Association").

   A new paragraph to be inserted after the end of article 1 of the original Articles of Association as follows:

   "Pursuant to the Notice of Related Matters Concerning the Merger and Reorganisation of Beijing International Power Development and Investment Company and Beijing Integrated Investment Company (關於北京國際電力開發投資公司與北京市綜合投資公司合併重組相關問題的通知) (Document Jing Guo Zi Gai Fa Zi No. 2004 45) issued by State-Owned Assets Supervision and Administration Commission of Beijing Municipal Government (北京市人民政府國有資產監督管理委員會), Beijing Energy Investment Holding Company Limited (北京能源投資(集團)有限公司) ("Beijing Investment Company") was established by way of the merger and reorganisation of Beijing International Power Development and Investment Company (國際電力開發投資公司) and Beijing Integrated Investment Company (北京市綜合投資公司). The 13.0% stake in the Company held by the original Beijing International Power Development and Investment Company was transferred to Beijing Investment Company."

2. An unconditional general mandate to be granted to the Board to issue new shares of the Company of up to 20% of the total number of shares of the Company in issue is proposed as follows:

   (a) subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the amount of additional domestic shares or overseas-listed foreign invested shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association or otherwise, shall not exceed 20% of each of the Company's existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

   (d) for the purpose of this special resolution:
   "Relevant Period" means the period from the passing of this special resolution until the earlier of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the 12 months period following the passing of this special resolution; and

      (iii) the revocation or variation of the authority given to the Board under this special resolution by a resolution of the Company's shareholders in general meetings.

   "Rights Issue" means an offer of shares open for a period fixed by the Board to holders of shares of the Company on the register of members on a fixed record date in proportion of their then holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory

applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

3. At the 2004 EGM and the 2004 CSMs, the resolutions in relation to the Company's application for the issue of not more than 1,000,000,000 Renminbi ("RMB") denominated ordinary shares of RMB1.00 each ("A Shares"), comprising a private placing of not more than 301,704,761 A Shares and 92,358,600 A Shares to China Datang Corporation and Tianjin Jinneng Investment Company (the "Private Placement Arrangments") and a public offer of not more than 605,936,639 A Shares to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) (the "Public Subscription Tranche")(collectively, the "A Shares Issue") were considered and approved. The Board was authorised to make all decisions in relation to the A Shares Issue which was valid for one year from the date of the 2004 EGM and the 2004 CSMs, expiring on 21 June 2005. As at the date hereof, the A Shares Issue is not completed. The Board resolved to seek approval from the shareholders of the Company to refresh the validity period of the A Shares Issue and the authorisation of the Board to do all act as the Board sees fit for a further period of one year.

4. Other Matters

   (1) Holders of H Shares should note that, pursuant to the Articles of Association, no transfer of H Shares will be registered from 21 May 2005 to 21 June 2005, both dates inclusive. Holder of H shares whose names are registered in the register of members at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM.

   (2) Any shareholder of the Company entitled to attend and vote at the 2004 AGM is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

   (3) If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.

   (4) If the proxy form of a holder of H Shares is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company's H share registrar, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the holding of the 2004 AGM.

   (5) If the proxy form of a holder of domestic shares of the Company is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, not less than 24 hours before the holding of the 2004 AGM.

   (6) Shareholders of the Company who intend to attend the 2004 AGM are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 31 May 2005. Completion and return of the Notice of Attendance will not affect the right of shareholders of the Company to attend the 2004 AGM.

   (7) The 2004 AGM is expected to last for half a day. Shareholders of the Company or their proxies (if any) attending the 2004 AGM shall be responsible for their own travel and accommodation expenses.

Registered Address of the Company:
8/F, No. 482, Guanganmennei Avenue,
Xuanwu District, Beijing,
The People's Republic of China
Postcode: 100053
Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907

As at the date of this notice, the directors of the Company are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive Directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the Annual General Meeting

Name of shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ______________________________

domestic shares/ ______________________________ H shares

I/We intend to attend, or appoint a proxy (proxies) to attend the annual general meeting of the Company to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on Tuesday, 21 June 2005.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the Company's registered address at 8/F., No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, by hand, post, cable or fax on or before 31 May 2005. Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907

Signature(s): ______________________________

Date: ______________________________ 2005

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

PROPOSED ISSUE OF A SHARES IN THE PRC CONNECTED TRANSACTION AND CLOSURE OF THE COMPANY'S REGISTER OF MEMBERS

As mentioned in the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than one billion A Shares. The proposed A Shares Issue was conditionally approved by the shareholders of the Company by way of special resolutions at the 2004 EGM and by holders of H Shares and domestic shares of the Company in the respective 2004 CSM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to refresh for a one-year period all relevant resolutions relating to the A Shares Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs.

As each of CDGC and TJIC is the substantial shareholder of the Company holding approximately 35.43% and 10.84% of its entire issued share capital, respectively, as at the date of this announcement, the extension of the validity period of a further one year for each of the Private Placement Arrangements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. In this regard, the Board has appointed the Independent Board Committee to consider and advise the independent shareholders of the Company, for the purpose of considering the special resolution to be sought at the 2004 AGM to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to each of CDGC and TJIC under the Private Placement Arrangements and has appointed an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

The Company will soon issue and despatch to its shareholders the notice convening the 2004 AGM and the 2005 CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the A Shares Issue, the recommendations of the Independent Board Committee and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Shareholders of the Company whose names appear on the H Share register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM and the 2005 CSMs. The H Share register of members of the Company will be closed from 21 May 2005 to 21 June 2005, both days inclusive, during which period no transfer of any H Share will be registered. Holders of the H Shares intending to attend the 2004 AGM and/or the 2005 CSM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Computershare Hong Kong Investor Services Limited, the H Share registrar of the Company, by 4:00p.m. on Friday, 20 May 2005.

Pursuant to the announcement of the Company dated 28 March 2005, the Board has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004, which will be paid on 30 June 2005. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Friday, 20 May 2005 are entitled to such dividends.

INTRODUCTION

As mentioned in the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than 1 billion A Shares. The proposed A Shares Issue and the ancillary matters (including the proposed amendments to be made to the articles of association of the Company in connection with, and to cater for, the A Shares Issue) were conditionally approved by way of special resolutions at the 2004 EGM and the 2004 CSMs. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and the 2004 CSMs, both dated 6 May 2004 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one year; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one year.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2004 AGM.

PROPOSED A SHARES ISSUE

Structure of the A Shares Issue

The proposed structure of the A Shares Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares of the Company.

(2) Number of A Shares to be issued: Not more than 1 billion A Shares, the exact number of which shall be determined by the Board as proposed to be authorised by the shareholders of the Company at the 2004 AGM and the 2005 CSMs.

(3) Par value: RMB1.00 per share.

(4) Target subscribers: The A Shares will be issued in two tranches, namely, to (a) the existing holders of domestic shares of the Company through the Private Placement Arrangements; and (b) natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC through the Public Subscription Tranche, who are not connected persons (as defined in the Listing Rules) of the Company.

(i) Private Placement Arrangements

CDGC and TJIC, part of the existing holders of domestic shares of the Company, intended to subscribe at the same issue price as the A Shares to be issued under the Public Subscription Tranche for not more than 301,704,761 and 92,358,600 A Shares (based on the issue of 1 billion A Shares), respectively, representing approximately 30.17% and 9.24% of the total number of A Shares to be issued (based on the issue of 1 billions A Shares), respectively. If the total number of A Shares to be issued is less than 1 billion, the number of A Shares to be placed to each of CDGC and TJIC will be adjusted accordingly with reference to the total number of A Shares to be issued. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being.

The extension of the validity period for each of the Private Placement Arrangements to CDGC and TJIC constitutes connected transaction of the Company under the Listing Rules, which is subject to the approval by the Independent Shareholders at the 2004 AGM.

(ii) Public Subscription Tranche

The Company intends to issue not more than 605,936,639 A Shares (based on the issue of 1 billion A Shares) to natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC.

(5) Issue price and pricing process: The issue price of the A Shares will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the A Shares Issue takes place. The final issue price as well as the pricing mechanism will, as may be required under the relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC.

(6) Use of proceeds: It is intended that not more than RMB6 billion will be raised from the A Shares Issue and the proceeds therefrom are intended to be used as follows:

(a) approximately RMB261 million to complete the Datang Shentou power generation project;

(b) approximately RMB113 million to complete the Datang Liancheng power generation project;

(c) approximately RMB321 million to complete the Datang Honghe power generation project;

(d) approximately RMB854 million to complete the Datang Pengshui hydropower generation project;

(e) approximately RMB547 million to complete phase III of the Datang Tuoketuo power generation project;

(f) approximately RMB1,089 million to complete the Datang Chaozhou power generation project;

(g) approximately RMB235 million to complete phase I of the Datang Ningde power generation project; and

(h) approximately RMB506 million to complete phase I of the Datang Wushashan power generation project.

The remaining balance of the proceeds from the A Shares Issue, if any, will be used as working capital of the Company and to development other projects to be approved by the Board and the relevant government authorities in the PRC and further announcement will be made in compliance with the Listing Rules as and when required. To the extent that the proceeds of the A Shares Issue are not sufficient to fund the above projects, the Company will use its internal resources if necessary.

Further details in respect of the use of proceeds will be disclosed in the circular to be despatched to the shareholders of the Company.

Shareholders' approvals passed at the 2004 EGM and the 2004 CSMs and the refreshment of such approvals

The A Shares Issue and all ancillary matters (including the proposed amendments to be made to the articles of association of the Company in connection with, and to cater for, the A Shares Issue) were conditionally approved by way of special resolutions passed at the 2004 EGM and the 2004 CSMs. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, both expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and the 2004 CSMs, both dated 6 May 2004 issued by the Company, in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one year; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one year.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2004 AGM.

REASONS FOR AND BENEFITS OF THE A SHARES ISSUE

The Directors believe that with the proceeds raised from the A Share Issue, the Company could further develop its business in the development, construction and operation of power plants in the PRC. The A Shares Issue will also provide the Company with an alternative channel to raise further capital and will enhance the shareholders base and enlarge the capital base of the Company. It will also enhance the profile of the Company in the PRC.

EFFECTS OF THE A SHARES ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire 1 billion A Shares will be issued and the Convertible Bond issued by the Company will be fully converted into 215,812,558 H Shares (based on the conversion price of HK$5.558 per H Share) immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. Unlisted domestic shares :				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	33.40
BEIH	671,792,400	13.01	671,792,400	10.53
HCIC	671,792,400	13.01	671,792,400	10.53
TJIC	559,827,000	10.84	652,185,600 (2)	10.22
2. Listed Shares :				
A Shares held by public	–	–	605,936,639	9.50
H Shares held by public	1,430,669,000	27.71	1,646,481,558 (3)	25.81
Total	5,162,849,000	100.00	6,378,661,558	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Include the Convertible Bond issued by the Company assumed to be fully converted into 215,812,558 H Shares.

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire one billion A Shares will be issued and no conversion of the Convertible Bond has taken place immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. Unlisted domestic shares:				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	34.57
BEIH	671,792,400	13.01	671,792,400	10.90
HCIC	671,792,400	13.01	671,792,400	10.90
TJIC	559,827,000	10.84	652,185,600 (2)	10.58

2. *Listed Shares:*				
A Shares held by public	–	–	605,936,639	9.83
H Shares held by public	1,430,669,000	27.71	1,430,669,000 (3)	23.21
Total	5,162,849,000	100.00	6,162,849,000	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Assuming no conversion of the Convertible Bond has taken place.

CONNECTED TRANSACTIONS

As at the date of this announcement, each of CDGC and TJIC holds approximately 35.43% and 10.84% of the issued share capital of the Company respectively and therefore each of them is a substantial shareholder of the Company (as defined in the Listing Rules). By virtue of these relationships, each of the Private Placement Arrangements constitutes connected transaction under Chapter 14A of the Listing Rules and is subject to the approval by the Independent Shareholders in the 2004 AGM.

In accordance with the Listing Rules, CDGC and TJIC and their respective associates will be abstained from voting in the resolution(s) regarding each of the Private Placement Arrangements.

2004 AGM AND 2005 CSMs AND CLOSURE OF THE REGISTER OF MEMBERS

The Board has resolved to convene the 2004 AGM to be held on 21 June 2005 to approve, among other things, (i) the Company's financial statements for the financial year ended 31 December 2004; and (ii) special resolutions to refresh for a one-year period all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 in the notice of 2004 EGM dated 6 May 2004 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM, with, in respect of the relevant resolution regarding the Private Placement Arrangements, CDGC and TJIC and their respective associates abstaining from voting.

The Company will soon issue and despatch to its shareholders the notice convening the 2004 AGM and the 2005 CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the A Shares Issue, the recommendations of the Independent Board Committee to the Independent Shareholders, for the purpose of considering the special resolutions to be sought at the 2004 AGM to refresh for a one-year period the relevant resolution relating to each of the Private Placement Arrangements under the proposed A Shares Issue, on the terms of such proposed issue of A Shares to each of CDGC and TJIC, and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Shareholders whose names appear on the H Share register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM and the 2005 CSMs. The Company's H Share register of members will be closed from 21 May 2005 to 21 June 2005, both days inclusive, during which period no transfer of any H Share will be registered. Shareholders of the H Shares intending to attend the 2004 AGM and/or the 2005 CSM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Computershare Hong Kong Investor Services Limited, the H Share registrar of the Company, by 4:00p.m. on 20 May 2005 (Friday).

Pursuant to the announcement of the Company dated 28 March 2005, the Board has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004, which will be paid on 30 June 2005. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Friday, 20 May 2005 are entitled to such dividends.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"2004 AGM"	the annual general meeting of the Company for the year ended 31 December 2004 proposed to be held on 21 June 2005
"2004 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company held on 22 June 2004
"2004 EGM"	the extraordinary general meeting of the Company held on 22 June 2004
"2005 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company proposed to be held on 21 June 2005

"A Share(s)"	the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each which are to be subscribed in RMB and are proposed to be issued by the Company to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional investors in the PRC
"A Shares Issue"	the proposed issue of A Shares to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional public investors in the PRC by the Company. The A Shares to be issued under the Public Subscription Tranche are proposed to be listed on the Shanghai Stock Exchange
"associates"	having the meaning ascribed to it under the Listing Rules
"BEIH"	Beijing Energy Investment Holding Company Limited (北京能源投資(集團)有限公司), is a substantial shareholder of the Company. Beijing Energy Investment Holding Company Limited is a state-owned enterprise resulted from the merger between the Company's original shareholder Beijing International Power Development Investment Company and Beijing Integrated Investment Company. Beijing International Power Development Investment Company originally held 13.01% of the Company's issued share capital, which is now being held by Beijing Energy Investment Holding Company Limited
"Board"	the board of Directors
"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co. Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Convertible Bond"	the convertible bond issued by the Company on 3 September 2003 which can be converted into new H Shares
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"HCIC"	Hebei Construction Investment Company (河北省建設投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	a committee of the Board, comprising the independent Directors, to be established for the purposes of advising the Independent Shareholders in respect of each of the Private Placement Arrangements
"Independent Shareholders"	shareholders of the Company other than CDGC and TJIC, their respective associates and any parties acting in concert with them
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"Private Placement Arrangements"	the proposed private placing of A Shares to CDGC and TJIC at the same issue price as the A Shares to be issued under the Public Subscription Tranche. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being

"PRC"	the People's Republic of China
"Public Subscription Tranche"	the public offer of A Shares to natural person and institutional investors in the PRC. Such A Shares are proposed to be listed on the Shanghai Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"TJIC"	Tianjin Jinneng Investment Company (天津市津能投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 10.84% of the issued share capital of the Company

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 4 May 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT OF 2004 ANNUAL RESULTS

Operating and Financial Highlights

- On-grid electricity was approximately 52.45 million MWh, representing an increase of 35.70% over 2003
- Consolidated operating revenue amounted to approximately RMB13,584 million, representing an increase of 36.51% over 2003
- Consolidated net profit amounted to approximately RMB2,293 million, representing an increase of 26.54% over 2003
- Earnings per share amounted to approximately RMB0.44, representing an increase of approximately RMB0.09 per share over 2003
- The board of directors has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004

I. COMPANY RESULTS

The board of directors (the "Board") of Datang International Power Generation Company Limited (the "Company") hereby announces the audited consolidated operating results of the Company and its subsidiaries prepared in conformity with the International Financial Reporting Standards for the year ended 31 December 2004 (the "Year"), together with the audited consolidated operating results of the corresponding period in 2003 (the "Previous Year") for comparison. Such operating results have been reviewed and confirmed by the Company's Audit Committee.

Consolidated operating revenue of the Company and its subsidiaries for the Year was approximately RMB13,584 million, representing an increase of approximately 36.51% as compared to the Previous Year. Consolidated net profit for the Year was approximately RMB2,293 million, representing an increase of approximately 26.54% as compared to the Previous Year. Earnings per share for the Year amounted to approximately RMB0.44, representing an increase of approximately RMB0.09 per share as compared to the Previous Year.

In view of the operating results of the Company during the Year, the Board has recommended a dividend of RMB0.22 per share for the Year.

Please refer to the audited consolidated income statement set out below for details of the operating results of the Company.

CONSOLIDATED INCOME STATEMENT

	Note	2004	2003
		RMB'000	*RMB'000*
Operating revenue	*2*	**13,583,739**	9,950,564
Operating costs			
Local government surcharges		**(168,933)**	(125,390)
Fuel		**(4,951,410)**	(3,165,103)
Depreciation		**(2,086,882)**	(1,643,530)
Repairs and maintenance		**(544,386)**	(405,770)
Wages and staff welfare		**(873,380)**	(631,015)
Others		**(860,347)**	(824,075)
Total operating costs		**(9,485,338)**	(6,794,883)
Operating profit		**4,098,401**	3,155,681
Share of profit of associates		**(3,264)**	16,979
Interest income		**46,970**	41,395
Finance costs	*3*	**(478,755)**	(356,541)
Profit before taxation		**3,663,352**	2,857,514
Taxation	*4*	**(919,812)**	(988,947)
Profit before minority interests		**2,743,540**	1,868,567
Minority interests		**(450,956)**	(56,768)
Net profit		**2,292,584**	1,811,799
Proposed dividends	*5*	**1,135,827**	903,499
Earnings per share			
– basic (RMB)	*6*	**0.44**	0.35
– diluted (RMB)	*6*	**0.43**	0.35
Proposed dividend per share (RMB)	*5*	**0.22**	0.175

Notes:

1. **BASIS OF PRESENTATION**

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board.

The principal accounting policies adopted for the preparation of the consolidated financial statements for the year ended 31 December 2004 are consistent with those adopted for the preparation of the financial statements for the year ended 31 December 2003.

2. OPERATING REVENUE

	2004	2003
	RMB'000	*RMB'000*
Electricity	**13,555,492**	9,947,733
Heat	**28,247**	2,831
	13,583,739	9,950,564

Pursuant to the Power Purchase Agreements entered into between the Company and its subsidiaries and the regional or provincial grid companies, the Company and its subsidiaries are required to sell their entire net generation of electricity to these grid companies at an approved tariff rate as determined based on a regulatory process. For the year ended 31 December 2004, most of the electricity generated by the Company and its subsidiaries was sold to North China Grid Company Limited and its subsidiaries.

3. FINANCE COSTS

	2004	2003
	RMB'000	*RMB'000*
Interest expense	**491,254**	308,878
Exchange loss/(gain), net	**1,562**	(5,973)
Fair value (gain)/loss on an interest rate swap *(Note a)*	**(14,061)**	53,636
	478,755	356,541

(a) To hedge against its interest rate risk on long-term loans, Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Datang Tuoketuo") has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is included in the income statement.

4. TAXATION

	2004	2003
	RMB'000	*RMb'000*
Current tax	**914,993**	919,398
Deferred tax	**4,819**	69,549
Tax charge	**919,812**	988,947

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Datang Tuoketuo and Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower"), the applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by the State Administration of Taxation of PRC, Datang Tuoketuo, as an enterprise set up in the western area of PRC and engaged in a business encouraged by the State, has been granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As a newly set up domestic invested enterprise engaged in power generation in the western area of PRC, Datang Tuoketuo is also exempted from PRC enterprise income tax during the first and second years of operation and has been granted a tax concession to pay PRC enterprise income tax at 50% of the preferential rate during the third to fifth year of operation. Datang Tuoketuo started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 15% and 0%, respectively.

Pursuant to document Ji Zheng Han [2003] 126 issued by People's Government of Hebei Province and document Ji Guo Shui Fa [2003] 179 issued by State Administration of Taxation of Hebei Province, Fengning Hydropower, as an enterprise set up in the autonomous county started from 1 January 2003, is exempted from PRC enterprise income tax during the first to third year since the first tax profit year and has been granted a tax concession to pay PRC enterprise income tax at 50% of the tax rate during the fourth to sixth year. Fengning Hydropower has the tax profit since the year 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 0%.

5. PROFIT APPROPRIATION

Dividends

On 28 March 2005, the Board of Directors proposed a dividend of RMB0.22 per share, totalling approximately RMB1,135,827,000 for the year ended 31 December 2004. The proposed dividends distribution is subject to the shareholders' approval in their next general meeting.

On 17 March 2004, the Board of Directors proposed a dividend of RMB0.175 per share, totalling approximately RMB903,499,000 for the year ended 31 December 2003. The proposed dividends distribution was approved by the shareholders in the general meeting dated 22 June 2004.

Statutory surplus reserve and statutory public welfare fund

In accordance with the relevant laws and regulations of the PRC and the Company and its subsidiaries' articles of association, the Company and its subsidiaries are required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional. Approximately RMB307,488,000 (2003 – RMB204,538,000) have been appropriated to statutory surplus reserve for the year ended 31 December 2004.

In accordance with the Company and its subsidiaries' articles of association, 5%-10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. Approximately RMB259,052,000 (2003 – RMB201,130,000) have been appropriated to statutory public welfare fund for the year ended 31 December 2004.

Discretionary surplus reserve

On 28 March 2005, the Board of Directors proposed an appropriation of profit of approximately RMB1,281,777,000 to the discretionary surplus reserve for the year ended 31 December 2004 (2003 – RMB509,077,000). The proposed profit appropriation is subject to the shareholders' approval in their next general meeting.

On 17 March 2004, the Board of Directors proposed an appropriation of approximately RMB 509,077,000 to the discretionary reserve for the year ended 31 December 2003. The proposed profit appropriation was approved by the shareholders in their general meeting dated 22 June 2004.

6. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 was based on the net profit of approximately RMB2,292,584,000 (2003 – RMB1,811,799,000) and on the weighted average number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) in issue during the year.

The diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2004	2003
Net profit attributable to shareholder (RMB '000)	**2,292,584**	1,811,799
Interest expense on convertible debt (net of tax) (RMB '000)	**37,421**	11,587
Net profit used to determine diluted earnings per share (RMB '000)	**2,330,005**	1,823,386
Weighted average number of ordinary shares in issue (shares in thousand)	**5,162,849**	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)	**215,813**	66,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	**5,378,662**	5,229,662
Diluted earnings per share (RMB)	**0.43**	0.35

Proposed dividends per share for the year ended 31 December 2004 were calculated based on the proposed dividends of approximately RMB1,135,827,000 (2003 – RMB903,499,000) divided by the number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) in issue as at 31 December 2004.

II. MANAGEMENT DISCUSSION AND ANALYSIS

The Company is one of the largest independent power producers in China. It is engaged in the development and operation of power plants and the sale of electricity and thermal power to provide quality and reliable electricity to the community.

China has achieved a GDP growth of approximately 9.5% during the Year. Driven by domestic economic growth, power demand in China increased substantially. The nationwide power generation during the Year increased by approximately 14.8% as compared to the Previous Year. Total power generation of the Company and its subsidiaries during the Year increased by approximately 35.58% as compared to the Previous Year. Consolidated operating revenue for the Year increased by approximately 36.51% as compared to the Previous Year. While the Company continued to provide the Beijing-Tianjin-Tangshan Power Grid with quality electricity, with a stable operation of its subsidiary – Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company") in Shanxi Province, the Shanxi Power Grid has become another service area of the Company during the Year.

1. Production

As at 31 December 2004, the installed capacity (managed capacity) of operating units owned by the Company and its subsidiaries was 10,410 MW. Total power generation of the Company and its subsidiaries for the Year amounted to approximately 55.853 million MWh, representing an increase of approximately 35.58% as compared to the Previous Year. Total on-grid electricity amounted to approximately 52.45 million MWh for the Year, representing an increase of approximately 35.7% over the Previous Year. The increases in power generation and on-grid electricity were mainly attributable to: (1) the continued increase in power demand – the nationwide power consumption increased by approximately 14.9% for the Year; (2) the increase in power generation capacity – with six units of the Company's subsidiaries put into operation during the Year, the managed capacity of the Company increased by 2,600 MW as compared to the Previous Year; (3) safe and stable operation of existing units at high operating levels – the equivalent availability factor reached approximately 93.96% during the Year, an increase of 0.7 percentage point over the Previous Year; and (4) secured fuel supply – the increase in power demand during the Year driven by substantial domestic economic growth had resulted in tension in coal supply. Under these unfavourable conditions, the Company and its subsidiaries proactively coordinate to cultivate diverse sources of coal supply and work closely with the mining and railway authorities. As such, the Company and its subsidiaries have secured sufficient coal supply for their power plants and ensured their normal operation.

Operating conditions of the Company and its subsidiaries' major power plants during the Year were as follows:

- The power generation of the Company's power plants, namely Gao Jing Power Plant, Dou He Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant, with a total installed capacity of 4,950 MW, was approximately 32.223 million MWh during the Year;
- The power generation of units 1 and 2 of Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company"), a subsidiary of the Company, with total installed capacity of 1,200 MW, was approximately 7.767 million MWh during the Year;
- Units 1 and 2 of Tuoketuo Power Company, a subsidiary of the Company, were put into operation last year whilst its Units 3 and 4 (2 x 600 MW) were put into operation in July and September 2004, respectively. Total installed capacity amounted to 2,400 MW. During the Year, total power generation amounted to 10.489 million MWh.
- Units 1 and 2 (2 x 300 MW) of Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power"), a subsidiary of the Company, were put into operation in January and September of the Year, respectively. The power generation of these units for the Year was approximately 2.113 million MWh;
- The power generation of units 1 and 2 of Fengning Hydropower, a subsidiary of the Company, with total installed capacity of 20 MW, was approximately 22 million kWh for the Year;
- The power generation of Yungang Thermal Power Company, with total installed capacity of 440 MW, was approximately 3.12 million MWh for the Year;

- Unit 1 (300 MW) of Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company") was put into operation in December 2004, the power generation of the unit was approximately 119 million kWh for the Year.

While endeavouring to increase power generation, the Company also put a strong emphasis on the implementation of environmental protection improvement projects in accordance with the State's environmental protection requirements. A three-year plan for environmental protection has been formulated. During the Year, the Company has implemented wet flue gas desulfurization projects for number 1-4 boilers of Gao Jing Power Plant, number 7 and 8 boilers of Dou He Power Plant, as well as desulfurization projects for Tangshan Thermal Power Unit 1. During the Year, the Company invested approximately RMB251 million in the environmental protection related projects.

2. Operational Management

The Company and its subsidiaries achieved consolidated operating revenue of approximately RMB13,584 million during the Year, representing an increase of approximately 36.51% as compared to the Previous Year, and consolidated net profit of approximately RMB2,293 million for the Year, representing an increase of 26.54% as compared to the Previous Year.

The increases in consolidated operating revenue and consolidated net profit were attributable to the following:

(1) On-grid electricity increased – During the Year, the installed capacity of the Company's new generation units which have commenced on-grid generation increased by 2,600 MW as compared to the Previous Year, resulting in an increase in the utilization rate of the Company's power generation units by 455 hours as compared to the Previous Year. As a result, on-grid electricity increased by approximately 35.7% as compared to the Previous Year and the electricity revenue increased by approximately RMB3,551 million.

(2) Electricity tariffs adjusted upward – With the new tariff policy implemented by the State, the Company proactively made appropriate coordination on various fronts. As a result, the average tariff of the Company's power units which have commenced commercial operation increased by approximately RMB1.07/MWh as compared to the Previous Year, contributing to the corresponding increase in electricity revenue of approximately RMB57 million.

(3) Commitment to stringent cost control – During the Year, the Company conscientiously implemented the economic-target accountability system, verified diligently financial budgets and strengthened procedures control, thereby effectively controlling various expenses. During the Year, expenses per unit of power generated including maintenance, water expenses, materials, depreciation and other expenses were reduced when compared to the Previous Year.

(4) Energy conservation measures – The Company further invested in technology during the Year, focusing on enhancing power units' operating efficiencies by reducing electricity usage rate, water and oil consumption for power plants. During the Year, the coal consumption for power generation of the operating units was reduced by 4.1g/kWh, while consolidated consumption rate of the plants decreased by 0.2 percentage point over the Previous Year.

(5) Reasonable adjustment of power generation structure - With the increase in power demand, coal supply for power generation was tight and fuel prices were on the rise throughout the Year. Amid these unfavourable conditions, in addition to the measures taken to ensure stable coal supply, the Company made appropriate adjustments to its structure of power generation by using power units with larger capacities and low fuel costs to generate more and stable electricity. During the Year, Tuoketuo Power Company which owns four 600 MW units (total 2,400 MW) and enjoys low fuel costs, and the mine-mouth power station, Yungang Thermal Power Company in Shanxi Province which owns two 220 MW units, operated steadily and cost-efficiently that helped prevent a significant increase in unit fuel cost of the Company. Eventually, the unit fuel cost of the Company and its subsidiaries rose by approximately RMB11.91/MWh, representing an increase of 14.54%, which was lower than the industry level.

3. Business Expansion

The construction projects of the Company and its subsidiaries progressed smoothly during the Year. The two 600 MW units (a total of 1,200 MW) of Tuoketuo Power Company, two 300 MW units (a total of 600 MW) of Tangshan Thermal Power, one 300 MW unit of Liancheng Power Company and one 500 MW unit of Shenxi Datang Shentou Power Generation Company Limited ("Shentou Power Company") were put into operation. Breakthroughs were made in both construction and pre-construction projects, ensuring a continued growth in the production capacity of the Company and its subsidiaries.

(1) Major business expansion activities of the Company and its subsidiaries were as follows:

- Units 1 and 2 (2 x 300 MW) of Tangshan Thermal Power were put into operation in January and September of the Year, respectively;
- Units 3 and 4 (2 x 600 MW) of Tuoketuo Power Company were put into operation in July and September of the Year, respectively;
- Unit 1 (300 MW) of Liancheng Power Company was put into operation in December of the Year;
- Unit 1 (500 MW) of Shentou Power Company was put into operation in December of the Year;
- During the Year, Units 1 and 2 (2 x 300 MW) of Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company") which was held by the Company with a controlling interest, commenced construction.

(2) The following projects under construction are expected to commence operation in 2005:

- Units 5 and 6 (2 x 600 MW), which are under construction, of Tuoketuo Power Company;
- Unit 2 (500 MW), which is under construction, of Shentou Power Company;
- Unit 2 (300 MW), which is under construction, of Liancheng Power Company;
- Unit 1 (50 MW), which is under construction, of Yunnan Datang Nalan Hydropower Development Company Limited ("Nalan Hydropower Company");
- Unit 1 (60 MW) of Yayangshan Hydropower Project , which is under construction, of Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Lixianjiang Company").

(3) Pre-construction works progressed effectively, of which:

- The development right for Zhejiang Wushashan Power Generation Project located in Wushashan of Zhejiang Province has been obtained in 2003. Preparations for the construction of two 600 MW coal-fired units of Phase I are underway;
- Chongqing Datang International Pengshui Hydropower Development Company Limited planned to construct five 350 MW hydropower units in the downstream area of Wujiang, Pengshui County, Chongqing City, in the east of the main Chongqing Grid. The project proposal has been approved by the National Development and Reform Commission during the Year. Preparations for the construction are underway;
- During the Year, The Company has also entered into investment agreements with other parties. Pursuant to which the Company will invest 51% to build, with controlling interests, the Yin Pan Hydropower Project (600 MW) and the Bai Ma Hydropower Project (350 MW) in the downstream area of Wu Jiang Gan Liu in Chongqing city;
- The Company has started preliminary construction works in areas where there are market advantages including Guangdong, Fujian and Zhejiang provinces and made material progress.

(4) While actively expanding its principal business, the Company has also devoted great efforts to exploring new fuel resources:

- During the Year, the Company and other parties jointly established Tong Mei Datang Ta Shan Coal Company Limited ("Tong Mei Datang") in which the Company held 28% equity interest. As such, the Company will be involved in the exploration of Ta Shan Coal Mine through Tong Mei Datang with an aim to benefit from the coal mine resources concerned so as to secure coal supply for its power plants;

- With the approval by the Board, the Company plans to solely develop the No.2 open-air mine located in the eastern district of Shengli Coal Mine in Xilinhaote City, Inner Mongolia. The open-air mine's planned production capacity will reach 30 million tons per annum.

4. Financial Analysis

(1) Operating Results

During the Year, the Company and its subsidiaries achieved consolidated net profit of approximately RMB2,293 million, representing an increase of approximately 26.54% as compared to the Previous Year; earnings per share for the Year was approximately RMB0.44, representing an increase of approximately RMB0.09 per share as compared to the Previous Year.

- Operating revenue: consolidated operating revenue of the Company and its subsidiaries for the Year amounted to approximately RMB13,584 million, representing an increase of approximately RMB3,633 million or 36.51% as compared to the Previous Year. The increase in consolidated operating revenue was mainly resulted from increasing on-grid electricity and average on-grid tariffs. On-grid electricity rose approximately 35.70% as compared to the Previous Year, adding approximately RMB3,551 million to electricity revenue. As the government announced a new tariff policy, the average tariff of commercial operating units increased by approximately RMB1.07/kWh as compared to the Previous Year, contributing to the increase of RMB57 million in electricity revenue accordingly.
- Operating costs: consolidated operating costs of the Company and its subsidiaries for the Year amounted to RMB9,485 million, representing an increase of approximately RMB2,690 million or 39.60% as compared to the Previous Year. Amongst this increase, actual fuel costs were approximately RMB4,951 million, approximately RMB1,786 million or 56.44% higher as compared to the Previous Year. Increase in fuel costs was mainly attributable to the increases in on-grid electricity and unit fuel costs. The increase in on-grid electricity led to a corresponding rise of RMB1,128 million in fuel costs, and the increase in unit fuel cost led to a corresponding increase in total fuel costs of RMB629 million. Fuel costs of thermal supply increased approximately RMB29 million as compared to the corresponding period of the Previous Year. Depreciation of fixed assets for the Year increased by approximately RMB443 million or 26.98% as compared to the Previous Year, mainly because of additional depreciation of new power units.
- Finance costs: Finance costs for the Year increased by approximately RMB122 million or 34.28%, as compared to the Previous Year, which was mainly attributable to the fact that Tuoketuo Power Company, Tangshan Thermal Power and Liancheng Power Company commenced commercial operation and thus their interest expenses ceased to be capitalised and charged to profit and loss. As such, interest expenses increased by approximately RMB182 million as compared to the Previous Year. In addition, due to the changes in the fair value of the interest rate swap contracts, the gain on the fair value concerned for the Year was approximately RMB14 million, comparing to the loss of RMB54 million in the Previous Year, which led to a decrease in finance costs by approximately RMB68 million.

(2) Financial Position

As at 31 December 2004, total consolidated assets of the Company and its subsidiaries amounted to approximately RMB49,475 million, representing an increase of approximately RMB13,931 million as compared to the Previous Year. Total consolidated liabilities amounted to approximately RMB30,396 million, representing an increase of approximately RMB11,814 million as compared

to the Previous Year. Minority interests amounted to approximately RMB1,969 million, representing an increase of approximately RMB728 million as compared to the Previous Year. Shareholders' equity amounted to approximately RMB17,110 million, representing an increase of approximately RMB1,389 million as compared to the Previous Year. The increase in total assets mainly resulted from the implementation of the expansion strategy by the Company and its subsidiaries and the corresponding increase in investments in construction-in-progress.

(3) Liquidity

As at 31 December 2004, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) for the Company and its subsidiaries was approximately 61.44%, representing an increase of 9.16 percentage points comparing to the Previous Year. The net debt-to-equity ratio (i.e. (total loans + convertible bonds – cash and cash equivalents – short-term bank deposits with a maturity of over three months – investment held for trading)/ shareholders' equity) was approximately 131.16%, representing an increase of 70.09 percentage points comparing to the Previous Year.

(4) Cash

As at 31 December 2004, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its subsidiaries amounted to approximately RMB3,672 million, among which the equivalent of approximately RMB1,465 million was in foreign currencies. The Company and its subsidiaries had no entrusted deposits or overdue fixed deposit during the Year.

(5) Loan

As at 31 December 2004, short-term loans of the Company and its subsidiaries amounted to approximately RMB5,980 million and bore annual interest rates ranging from 2.88% to 5.84%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB17,949 million and long-term loans due within 1 year amounted to approximately RMB1,107 million at annual interest rates ranging from 2.03% to 6.12%, of which equivalent to approximately RMB3,893 million was denominated in United States Dollars. The Company and its subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31 December 2004, North China Grid Company Limited ("NCG", former North China Power Group Company) and some minority shareholders of the Company's subsidiaries provided guarantees for the loans of the Company and its subsidiaries amounting to approximately RMB8,192 million. Pursuant to the Entities Transfer Agreement between China Datang Corporation ("CDT") and NCG, CDT will assume all of NCG's obligations in relation to the guarantees provided for the Company and its subsidiaries. The legal procedures of this arrangement were still in the process as at 31 December 2004.

The Company had not provided any guarantee in whatever forms for any other company apart from its subsidiaries and associates.

5. Outlook for 2005

According to forecast, China will continue to achieve steady economic growth in 2005. Power demand in the Company's service area is expected to grow more than 10%. Tension in power supply provides new business opportunities to the Company and its subsidiaries. With Liancheng Power Company, a subsidiary of the Company, put into operation in February 2005 and its transmission of electricity to the Gansu Power Grid, the service areas of the Company has been extended to the Gansu Power Grid in addition to the Beijing-Tianjin-Tangshan Power Grid and the Shanxi Power Grid, thereby enhancing the Company's abilities in risk resistance and sustainable development. During the Year, the National Development and Reform Commission has announced the new tariff policy. The implementation of such policy will reasonably compensate the fuel costs of the Company and its subsidiaries. With more power units commencing operation within the coming year, the Company's profitability will be steadily enhanced. However, operating conditions in 2005 are not so optimistic. The rise in fuel costs and

stricter requirements for environment protection may affect the earnings of the Company. As such, the Company will strive to strengthen its management and overcome these unfavourable factors, aiming at increasing production and revenue and achieving better economic effectiveness. In 2005, the Company will focus on the following:

1. Actively pursue business expansion, continue pre-construction works and identify as well as create development opportunities.
2. Actively identify different financing channels that would lower the Company's capital costs and appropriately rationalise its capital structure to prepare for future financing requirements arising from the Company's rapid business expansion.
3. Continue to enhance its construction works to ensure that Units 5 and 6 (2 x 600 MW) of Tuoketuo Power Company, Unit 2 (500 MW) of Shentou Power Company, Unit 2 (300 MW) of Liancheng Power Company, Unit 1 (60 MW) of Yayangshan Hydropower Project of Lixianjiang Company and Unit 1 (50 MW) of Nalan Hydropower Company will be put into operation in 2005. The Company also strives to control project costs and ensure project quality so as to provide solid foundations for enhancing the Company's competitiveness in future.
4. Improve overall safety standard of all generating units by enhancing scientific and standardised production management; strengthening repair and maintenance and technical management, with special emphasis on appropriate arrangements of overhaul programmes to improve the quality of repair and maintenance works; and enhancing maintenance of equipment to eliminate defects and hazards that might affect the safe and stable operation.
5. Ensure fuel supply for the Company and its subsidiaries' operating plants by enhancing fuel management and procurement; optimising allocation of coal resources and railway transport capacity; effectively handling external coordination with mining and rail authorities; and organising deployment plans for coal. To expand actively but prudently the power generation-coal consumption asset chain of the Company in an effort to increase the proportion of controllable coal resources so that coal for power generation can be secured.
6. Enhance efforts in cost management and explore new sources for revenue and opportunities for cost saving, secure growth in sales revenue by increasing power generation, raising tariffs and optimising on-grid electricity structures.

III. SHARE CAPITAL AND DIVIDENDS

(1) Share Capital

No new shares were issued by the Company during the Year. As at 31 December 2004, the total share capital of the Company was 5,162,849,000 shares, divided into 5,162,849,000 shares of RMB1.00 each.

(2) Substantial Shareholders

During the Year, the following persons (other than a director, chief executive or supervisor of the Company) have interests or short positions in the shares or underlying shares as recorded in the register required to be kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571) of the Law of Hong Kong.

Name of shareholder	Class of shares	Number of shares	Percentage of share capital held (%)
China Datang Corporation	Domestic Shares *	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares *	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares *	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares *	559,827,000	10.84

* *Shareholders own interest in the long position*

(3) Dividends

The Board has declared dividends of RMB0.22 per share for the Year. Dividends to be distributed to domestic shareholders will be declared in and paid by RMB, while those to be distributed to foreign shareholders will be declared in RMB but paid in Hong Kong Dollar. Hong Kong Dollar exchange rate for the purpose of dividends payment shall be based on the average of the closing rates of the Hong Kong Dollar/RMB exchange rates quoted by the People's Bank of China on each business day within the week immediately prior to payment. The dividends will be paid on 30 June 2005.

(4) Shareholdings of Directors and Supervisors

During the Year, none of the directors, supervisors, senior executives of the Company or their connected parties held or effectively owned any interests or short position in the shares, underlying share or debenture of the Company or any of its associated corporations (as defined in the Securities and Futures Ordinance), nor were they granted any rights to subscribe for or acquire any share or debt equity of the Company or any of its associated corporations.

IV. SIGNIFICANT EVENTS

Approval was given to the Board regarding the offering of not more than 1 billion A shares at the 2004 Extraordinary General Meeting, H Shares Class Meeting and Domestic Shares Class Meeting, which were held on 22 June 2004.

V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company has not purchased, sold or redeemed any of its listed securities.

VI. CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the People's Republic of China, 28 March 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

The 2004 annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

Please also refer to the published version of this announcement in South China Morning Post.

DATANG POWER<00991> - Results Announcement

Datang International Power Generation Co., Ltd. announced on 28/03/2005:
(stock code: 00991)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: Unqualified

	Note		(Audited) Current Period from 01/01/2004 to 31/12/2004 ('000)	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 ('000)
Turnover		:	13,583,739	9,950,564
Profit/(Loss) from Operations		:	4,145,371	3,197,076
Finance cost	1	:	(478,755)	(356,541)
Share of Profit/(Loss) of Associates		:	(3,264)	16,979
Share of Profit/(Loss) of Jointly Controlled Entities		:	N/A	N/A
Profit/(Loss) after Tax & MI		:	2,292,584	1,811,799
% Change over Last Period		:	+26.54 %	
EPS/(LPS)-Basic (in dollars)	2	:	0.44	0.35
-Diluted (in dollars)	2	:	0.43	0.35
Extraordinary (ETD) Gain/(Loss)		:	N/A	N/A
Profit/(Loss) after ETD Items		:	2,292,584	1,811,799
Final Dividend per Share		:	RMB0.22	RMB0.175
(Specify if with other options)		:	N/A	N/A

B/C Dates for Final Dividend	:	To Be Announced
Payable Date	:	30/06/2005
B/C Dates for Annual General Meeting	:	To Be Announced
Other Distribution for Current Period	:	N/A
B/C Dates for Other Distribution	:	N/A

Remarks:

(1) Finance costs

	2004 RMB'000	2003 RMB'000
Interest expenses	491,254	308,878
Exchange loss/(gain), net	1,562	(5,973)
Fair value (gain)/loss on interest rate swap	(14,061)	53,636
	478,755	356,541

(2) Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2004 was based on the net profit of approximately RMB2,292,584,000 (2003 - RMB1,811,799,000) and on the weighted average number of 5,162,849,000 shares (2003 - 5,162,849,000 shares) in issue during the year.
The diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2004	2003
Net profit attributable to shareholder (RMB'000)	2,292,584	1,811,799
Interest expense on convertible debt (net of tax) (RMB'000)	37,421	11,587
Net profit used to determine diluted earnings per share (RMB'000)	2,330,005	1,823,386
Weighted average number of ordinary shares in issue (shares in thousand)	5,162,849	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)	215,813	66,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	5,378,662	5,229,662
Diluted earnings per share (RMB)	0.43	0.35

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **DATANG INTERNATIONAL POWER GENERATION CO., LTD.**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

DISCLOSEABLE TRANSACTION

12 January 2005

CONTENT

Page

DEFINITIONS 1

LETTER FROM THE BOARD

Introduction 3

Investment Agreement 4

Reasons for and benefits of entering into the Investment Agreement 5

Information relating to the parties to the Investment Agreement 5

General 6

APPENDIX – GENERAL INFORMATION 7

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Chongqing Dingtai"	Chongqing Dingtai Energy (Group) Co., Ltd. (重慶鼎泰能源(集團)有限公司), a third party which is not a connected person of the Company and is independent of the Company and its connected persons, is principally engaged in the production, development and sale of electricity and power equipment
"Chongqing Shipping"	Chongqing Shipping Development Co., Ltd. (重慶航運建設發展有限公司), a third party which is not a connected person of the Company and is independent of the Company and its connected persons, is principally engaged in the investments on the construction, operation and management of transportation related facilities in major rivers in Chongqing Municipality
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Stock Exchange and the London Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Datang Wudian"	Chongqing Datang International Wulong Hydropower Development Co., Ltd. (重慶大唐國際武隆水電開發有限公司)
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Investment Agreement"	the investment agreement dated 21 December 2004 entered into between the Company, Chongqing Shipping and Chongqing Dingtai in respect of the investment in the Wujiang Hydropower Project by establishing Datang Wudian
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wujiang Hydropower Project"	Chongqing Wujiang Grade 11 Hydropower Project (重慶烏江十一級水電工程) which is planned to consist of two hydropower projects, namely, Yinpan hydropower project (which consists of hydropower generating units with a total installed capacity of 600MW) and Baima hydropower project (which consists of hydropower generating units with a total installed capacity of 350MW)



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Executive Directors:
Mr. Zhang Yi
Mr. Yang Hongming

Non-executive Directors:
Mr. Zhai Ruoyu *(Chairman)*
Mr. Hu Shengmu
Mr. Kou Bingen
Mr. Liu Haixia
Ms. Guan Tiangang
Mr. Su Tiegang
Mr. Ye Yonghui
Mr. Tong Yunshang

Independent non-executive Directors:
Mr. Xie Songlin
Mr. Xu Daping
Mr. Liu Chaoan
Mr. Yu Changchun
Mr. Xia Qing

Registered office:
No. 482 Guanganmennei Ave.
Xuanwu District
Beijing, 100053
PRC

Principal place of business in Hong Kong:
c/o Simmons & Simmons
35th Floor, Cheung Kong Center,
2 Queen's Road Central
Central
Hong Kong

12 January 2005

To the shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 24 December 2004, the Board announced that on 21 December 2004, the Company entered into the Investment Agreement with Chongqing Shipping and Chongqing Dingtai for the purposes of planning, constructing and operating the Wujiang Hydropower Project by establishing Datang Wudian. Pursuant to the Investment Agreement, the Company, Chongqing Shipping and Chongqing Dingtai agreed to contribute to the registered capital of Datang Wudian in the proportion of 51%, 24.5% and 24.5%, respectively.

The Investment Agreement entered into by the Company constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with further information regarding the Investment Agreement.

INVESTMENT AGREEMENT

Date

21 December 2004

Parties

The Company

Chongqing Shipping

Chongqing Dingtai

Major terms of the Investment Agreement

Pursuant to the Investment Agreement, the Company, Chongqing Shipping and Chongqing Dingtai agreed to contribute to the registered capital of Datang Wudian in the proportion of 51%, 24.5% and 24.5%, respectively.

According to the Investment Agreement, all funds required for the construction of the Wujiang Hydropower Project will be funded by the registered capital of Datang Wudian and third party borrowings in the PRC and in which case, each of the Company, Chongqing Shipping and Chongqing Dingtai will severally guarantee such borrowings in proportion to their respective capital contribution in Datang Wudian if so required. In the event of any further capital contribution or guarantee of borrowings by the Company, it will comply with the relevant requirements under the Listing Rules if and when necessary.

The Investment Agreement has no long-stop date.

Condition precedent

The Investment Agreement will become effective when the respective party to the Investment Agreement has obtained their internal approvals (e.g. board of directors) for the investments under the Investment Agreement which, as at the date of this circular, have all been obtained. The Wujiang Hydropower Project is subject to the approvals from relevant PRC authority(ies) and the application for the business license of Datang Wudian is in process.

Information relating to Wujiang Hydropower Project

The Wujiang Hydropower Project is located at the lower stream of Wujiang river in Chongqing Municipality and is planned to consist of two hydropower projects, namely, Yinpan hydropower project (which consists of hydropower generating units with a total installed capacity of 600MW) and Baima hydropower project (which consists of hydropower generating units with a total installed capacity of 350MW). According to the Investment Agreement, Datang Wudian will first begin with the preparation work of the Yinpan hydropower project. The total investment of the Yinpan hydropower project will be approximately RMB5,000,000,000 (the final amount of the investment is subject to the approval of the relevant PRC authorities). As regards to Baima hydropower project, preliminary study will be conducted and the amount of investment is yet to be determined.

Information relating to Datang Wudian

The initial registered capital of Datang Wudian is RMB50,000,000, which is subject to increase in line with the funding requirements for the construction of the Wujiang Hydropower Project. According to the Investment Agreement, the final registered capital of Datang Wudian will be 20% of the total investment of the Wujiang Hydropower Project. The parties to the Investment Agreement will contribute in cash to the registered capital of Datang Wudian in proportion to their respective capital contribution in Datang Wudian and the initial registered capital of Datang Wudian will be contributed by the respective party in cash at the time of establishment of Datang Wudian which is expected to be in or around March 2005. The Company will be responsible to contribute 51% (i.e. RMB25,500,000) of the initial registered capital of Datang Wudian and such contribution will be funded by internal resources of the Company. It is anticipated that the board of directors of Datang Wudian will consist of nine members, of which five members will be nominated by the Company.

REASONS FOR AND BENEFITS OF ENTERING INTO THE INVESTMENT AGREEMENT

The Board believes that in view of the strong growth of demand of electricity and shortage of fuel supply in the PRC, the investment by the Company in Wujiang Hydropower Project would enable the Company to develop and enhance its business in the Chongqing area, to improve the existing electricity generating sources mix between coal-fired and hydropower, to lower the risk of fuel supply, and to enhance the profitability and lower the operating cost of the Company as a whole.

The terms and conditions of the Investment Agreement are determined after arm's length negotiation and the Directors (including the independent non-executive Directors) believe that the terms and conditions of the Investment Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION RELATING TO THE PARTIES TO THE INVESTMENT AGREEMENT

The Company is engaged in the development and operation of power plants, the sale of heat and electricity, and the repair and maintenance of power equipment and power related technical services. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, each of Chongqing Shipping and Chongqing Dingtai and their respective ultimate beneficial owner is a third party which is not a connected person of the Company and is independent of the Company and its connected person.

Chongqing Shipping is principally engaged in the investments on the construction, operation and management of transportation related facilities in major rivers in Chongqing Municipality.

Chongqing Dingtai is principally engaged in the production, development and sale of electricity and power equipment.

GENERAL

No gain or loss by the Company will arise as a result of the establishment of Datang Wudian upon completion of the Investment Agreement.

Upon the establishment of Datang Wudian, it will become a subsidiary of the Company and thus, it will contribute its turnover to the Company. The results of Datang Wudian will be consolidated into the results of the Company and the assets and liabilities of Datang Wudian will be included in the consolidated accounts of the Company.

According to the Listing Rules, as each of the assets ratio and the consideration ratio (both as defined in Rule 14.07(1) of the Listing Rules) is more than 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction for the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

Your attention is drawn to the information set out in the appendix to this circular.

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information relating to the Company contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief, there are no other matters the omission of which would make any statement in this circular relating to the Company misleading.

DISCLOSURE OF INTERESTS

Directors, chief executive and supervisors of the Company

As at 7 January 2005, none of the Directors, chief executive or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive or supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

Substantial shareholders of the Company

As at 7 January 2005, so far as the Directors are aware, each of the following persons, not being a Director, chief executive or supervisor of the Company, had an interest in the Company's shares which falls to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic shares	Approximate percentage of shareholding in the total issued H Shares	Short position
China Datang Corporation *(Note 1)*	Domestic	1,828,768,200	35.43	49	–	-
Beijing International Power Development and Investment Company *(Note 2)*	Domestic	671,792,400	13.01	18	–	-
Hebei Construction Investment Company *(Note 3)*	Domestic	671,792,400	13.01	18	–	–
Tianjin Jinneng Investment Company *(Note 4)*	Domestic	559,827,000	10.84	15	–	-

Notes:

1. Each of Mr. Zhai Ruoyu, Mr. Hu Shengmu and Mr. Kou Bingen, all non-executive Director, is an employee of China Datang Corporation.

2. Each of Mr. Liu Haixia and Ms. Guan Tiangang, both non-executive Director, is an employee of Beijing International Power Development and Investment Company.

3. Each of Mr. Su Tiegang and Mr. Ye Yonghui, both non-executive Director, is an employee of Hebei Construction Investment Company.

4. Mr. Tong Yunshang, a non-executive Director, is an employee of Tianjin Jinneng Investment Company.

Save as disclosed above and so far as the Directors are aware, as at 7 January 2005, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.

INTEREST IN CONTRACT

As at 7 January 2005, none of the Directors or the Company's supervisors was materially interested in any contract or arrangement subsisting as at the date of this circular which is significant to the business of the Group.

SERVICE CONTRACTS

As at 7 January 2005, none of the Directors, proposed directors (if any) or supervisors of the Company had any existing or proposed service contract with member of the Group (excluding contracts expiring or determinable by the Company within one year without payment of compensation (other than statutory compensation)).

DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at 7 January 2005, none of the Directors and the directors of the respective Company's associates has interests in the businesses, other than being a Director or a director of the respective Company's associates, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company and the Company's associates as required to be disclosed pursuant to the Listing Rules.

LITIGATION

No member of the Company and its subsidiaries is at present engaged in any litigation or arbitration of material importance to the Company and its subsidiaries and no litigation or claim of material importance to the Company and its subsidiaries is known to the Directors or the Company to be pending or threatened by or against any member of the Company and its subsidiaries.

MISCELLANEOUS

(a) The English text of this circular shall prevail over the Chinese text.

(b) The registered and head office of the Company is situated at No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the PRC.

(c) The place of business of the Company in Hong Kong is at c/o Simmons & Simmons, 35th Floor, Cheung Kong Center, 2 Queen's Road Central, Central, Hong Kong.

(d) The Hong Kong share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(e) The secretary of the Company is Mr. Yang Hongming, who is a senior economist and was graduated from North China Power College.

(f) The Company has yet to appoint a qualified accountant as required under Rule 3.24 of the Listing Rules.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

CONNECTED TRANSACTION

Promotors Agreement

Pursuant to the Promotors Agreement, the Company, CDGC, Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shanxi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel have agreed to jointly establish China Datang Finance Co. China Datang Finance Co. will be owned as to 20% by the Company, 52.5% by CDGC and 2.5% by each of the Other Contracting Parties.

Connected transaction of the Company

As at the date of the Promotors Agreement, CDGC owns 35.43% interests in the Company, 43.54% interests in Huayin Power and more than 50% in each of the remaining Other Contracting Parties. In this regard, CDGC and the Other Contracting Parties are connected persons of the Company. Accordingly, the Promotors Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Promotors Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

PROMOTORS AGREEMENT

Date

31 December 2004

Parties

The Company, CDGC, Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shanxi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel

Major terms of the Promotors Agreement

Subject:	Establishment of China Datang Finance Co. which is subject to the approval of the relevant PRC authorities including SAIC. No condition precedent is attached to the Promotors Agreement
Registered capital of China Datang Finance Co.:	RMB500,000,000.00
Shareholdings of China Datang Finance:	China Datang Finance Co. will be owned as to 20% by the Company, 52.5% by CDGC and 2.5% by each of the Other Contracting Parties

Rights and obligations: Each of the shareholders of China Datang Finance Co. shall contribute to the registered capital in cash pro rata to their respective interests in China Datang Finance Co. and in accordance with the timing of the approval process by the relevant government authorities in the PRC. On this basis, the Company shall contribute RMB100 million to the registered capital of China Datang Finance Co. Such sum will be paid out of the internal resources of the Company and the date of payment will be at the time the establishment of China Datang Finance Co. is approved by the relevant PRC authorities, which is expected to be around the end of April 2005

Scope of business of China Datang Finance Co.: China Datang Finance Co. will provide financial services, including, but not limited to, corporate finance advices, credit verification, insurance agency services, capital financing, guarantee and all other services approved by China Banking Regulatory Commission

REASONS FOR ENTERING INTO THE PROMOTORS AGREEMENT

The purpose of entering into the Promotors Agreement and establishing China Datang Finance Co. is to provide the Company with various financial services including corporate finance advices, credit verification, insurance agency services, capital financing, guarantee and all other services approved by China Banking Regulatory Commission with a view to providing flexibility to the Company's financing means and enhancing its investments capability for supporting the rapid development and future plans of the Company. On this basis, the Directors, including the independent non-executive Directors, believe that the entering into the Promotors Agreement is in the best interest of the Company. Upon the incorporation of China Datang Finance Co., China Datang Finance Co. will become an associated company of the Company and a subsidiary of CDGC. China Datang Finance Co. will also become a connected person as defined in the Listing Rules and any financial services provided by China Datang Finance Co. to the Company in future will constitute connected transaction which should be subject to the requirements set out in Chapter 14A of the Listing Rules.

The Directors, including the independent non-executive Directors, believe that the terms of the Promotors Agreement are fair and reasonable as far as the Company's shareholders are concerned.

CONNECTED TRANSACTION

As at the date of the Promotors Agreement, CDGC owns 35.43% interests in the Company, 43.54% interests in Huayin Power and more than 50% in each of the remaining Other Contracting Parties. In this regard, CDGC and the Other Contracting Parties are connected persons of the Company. Accordingly, the Promotors Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Promotors Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Relevant details of the Promotors Agreement will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

INFORMATION RELATING TO THE COMPANY

The principal business of the Company includes the development and operation of power plants, the sale of heat and electricity, and the repair and maintenance of power equipment and power-related technical services.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Anhui Power" Anhui Electric Power Co., Ltd. (安徽電力股份有限公司), a subsidiary of CDGC which is principally engaged in the business of developing and generating electricity, thermal power and other ancillary products

"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company. The principal business activities of CDGC include the development, investment, construction and management of power plants.
"China Datang Finance Co."	China Datang Finance Co., Ltd. (中國大唐集團財務有限責任公司)
"China National Power Resources"	China National Water Resources & Electric Power Materials & Equipment Co., Ltd. (中國水利電力物資有限公司), a subsidiary of CDGC which is principally engaged in the business of investing hydro and thermal power enterprises, selling fuel supply and equipment and import and export of its products
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC in 13 December 1994, the H Shares of which are listed on the Stock Exchange and the London Stock Exchange
"Datang Gansu Power"	Datang Gansu Power Generation Co., Ltd. (大唐甘肅發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity and thermal power
"Datang Hebei Power"	Datang Hebei Power Generation Co., Ltd. (大唐河北發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of developing, investing and selling electricity and thermal power
"Datang Heilongjiang Power"	Datang Heilongjiang Power Generation Co., Ltd. (大唐黑龍江發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity and thermal power
"Datang Jilin Power"	Datang Jilin Power Generation Co., Ltd. (大唐吉林發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity and thermal power
"Datang Power Fuel"	Datang Power Fuel Co., Ltd. (大唐電力燃料有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of fuel processing, selling, transporting and storing
"Datang Shanxi Power"	Datang Shanxi Power Generation Co., Ltd. (大唐陝西發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity, thermal power and other ancillary products
"Directors"	directors of the Company
"Guangxi Guiguan Power"	Guangxi Guiguan Electric Power Co., Ltd. (廣西桂冠電力股份有限公司), a subsidiary of CDGC which is principally engaged in the business of developing and managing various types of power plants
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Huayin Power"	Hunan Huayin Power Co., Ltd. (湖南華銀電力股份有限公司), a company that is principally engaged in the business of power generation
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"Longtan Hydropower"	Longtan Hydropower Development Co., Ltd. (龍灘水電開發有限公司), a subsidiary of CDGC which is principally engaged in the business of investing, constructing, operating and managing hydropower plants
"Other Contracting Parties"	Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shanxi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel
"PRC"	the People's Republic of China
"Promotors Agreement"	the promotors agreement dated 31 December 2004 entered into between the Company, CDGC, Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shan'xi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel in respect of the establishment of China Datang Finance Co.
"RMB"	Renminbi, the lawful currency of the PRC
"SAIC"	State Administration for Industry and Commerce of the PRC (中國國家工商行政管理總局)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under the Companies Ordinance (Chapter 32 Laws of Hong Kong)

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 11 January 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 12 January 2005.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)
(Stock Code: 991)

DISCLOSEABLE TRANSACTION

Investment Agreement

The Board would like to announce that on 21 December 2004, the Company entered into the Investment Agreement with Chongqing Shipping and Chongqing Dingtai for the purposes of planning, constructing and operating the Wujiang Hydropower Project by establishing Datang Wudian. Pursuant to the Investment Agreement, the Company, Chongqing Shipping and Chongqing Dingtai agreed to contribute to the registered capital of Datang Wudian in the proportion of 51%, 24.5% and 24.5%, respectively.

Discloseable transaction

According to the Listing Rules, the Investment Agreement constitutes a discloseable transaction for the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. A circular containing details of the Investment Agreement will be despatched to shareholders of the Company as soon as practicable.

INVESTMENT AGREEMENT

The Board would like to announce that on 21 December 2004, the Company entered into the Investment Agreement with Chongqing Shipping and Chongqing Dingtai for the purposes of planning, constructing and operating the Wujiang Hydropower Project by establishing Datang Wudian. Pursuant to the Investment Agreement, the Company, Chongqing Shipping and Chongqing Dingtai agreed to contribute to the registered capital of Datang Wudian in the proportion of 51%, 24.5% and 24.5%, respectively. The Investment Agreement will become effective when the respective party to the Investment Agreement has obtained their internal approvals (e.g. board of directors) for the investments under the Investment Agreement which, as at the date of this announcement, have all been obtained. The Wujiang Hydropower Project is subject to the approvals from relevant PRC authority(ies) and the application for the business license of Datang Wudian is in process. The Investment Agreement has no long-stop date and upon the establishment of Datang Wudian, it will become a subsidiary of the Company.

The Wujiang Hydropower Project is located at the lower stream of Wujiang river in Chongqing Municipality and is planned to consist of two hydropower projects, namely, Yinpan hydropower project (which consists of hydropower generating units with a total installed capacity of 600MW) and Baima hydropower project (which consists of hydropower generating units with a total installed capacity of 350MW). According to the Investment Agreement, Datang Wudian will first begin with the preparation work of the Yinpan hydropower project. The total investment of the Yinpan hydropower project will be approximately RMB5,000,000,000 (the final amount of the investment is subject to the approval of the relevant PRC authorities). As regards Baima hydropower project, preliminary study will be conducted and the amount of investment is yet to be determined.

The initial registered capital of Datang Wudian is RMB50,000,000, which is subject to increase in line with the funding requirements for the construction of the Wujiang Hydropower Project. According to the Investment Agreement, the final registered capital of Datang Wudian will be 20% of the total investment of the Wujiang Hydropower Project. The parties to the Investment Agreement will contribute in cash to the registered capital of Datang Wudian in proportion to their respective capital contribution in Datang Wudian and the initial registered capital of Datang Wudian will be contributed by the respective party in cash at the time of establishment of Datang Wudian. The Company will be responsible to contribute 51% (i.e. RMB25,500,000) of the initial registered capital of Datang Wudian and such contribution will be funded by internal resources of the Company. It is anticipated that the board of directors of Datang Wudian will consist of nine members, of which five members will be nominated by the Company.

According to the Investment Agreement, all funds required for the construction of the Wujiang Hydropower Project will be funded by the registered capital of Datang Wudian and third party borrowings in the PRC and in which case, each of the Company, Chongqing Shipping and Chongqing Dingtai will severally guarantee such borrowings in proportion to their respective capital contribution in Datang Wudian if so required. In the event of any further capital contribution or guarantee of borrowings by the Company, it will comply with the relevant requirements under the Listing Rules if and when necessary.

REASONS FOR ENTERING INTO THE INVESTMENT AGREEMENT

The Board believes that in view of the strong growth of demand of electricity and shortage of fuel supply in the PRC, the investment in Wujiang Hydropower Project would enable the Company to develop and enhance its business in the Chongqing area, to improve the existing electricity generating sources mix between coal-fired and hydropower, to lower the risk of fuel supply, and to enhance the profitability and lower the operating cost of the Company as a whole.

DISCLOSEABLE TRANSACTION

According to the Listing Rules, as each of the assets ratio and the consideration ratio (both as defined in Rule 14.07(1) of the Listing Rules) is more than 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction for the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. A circular containing details of the Investment Agreement will be despatched to shareholders of the Company as soon as practicable.

INFORMATION RELATING TO THE COMPANY

The Company is engaged in the development and operation of power plants, the sale of heat and electricity, and the repair and maintenance of power equipment and power related technical services. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, each of Chongqing Shipping and Chongqing Dingtai and their respective ultimate beneficial owner is a third party which is not a connected person of the Company and is independent of the Company and its connected person.

The terms and conditions of the Investment Agreement are determined after arm's length negotiation and the Directors (including the independent non-executive Directors) believe that the terms and conditions of the Investment Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Board"	the board of Directors
"Chongqing Shipping"	Chongqing Shipping Development Co., Ltd. (重慶航運建設發展有限公司), a third party which is not a connected person of the Company and is independent of the Company and its connected persons, is principally engaged in the investments on the construction, operation and management of transportation related facilities in major rivers in Chongqing Municipality
"Chongqing Dingtai"	Chongqing Dingtai Energy (Group) Co., Ltd. (重慶鼎泰能源(集團)有限公司), a third party which is not a connected person of the Company and is independent of the Company and its connected persons, is principally engaged in the production, development and sale of electricity and power equipment
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Stock Exchange and the London Stock Exchange
"connected persons"	has the meanings ascribed to it under the Listing Rules
"Datang Wudian"	Chongqing Datang International Wulong Hydropower Development Co., Ltd. (重慶大唐國際武隆水電開發有限公司)
"Directors"	directors of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment Agreement"	an agreement dated 21 December 2004 entered into between the Company, Chongqing Shipping and Chongqing Dingtai in respect of the investment in the Wujiang Hydropower Project by establishing Datang Wudian
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wujiang Hydropower Project"	Chongqing Wujiang Grade 11 Hydropower Project (重慶烏江十一級水電工程) which is planned to consist of two hydropower projects, namely, Yinpan hydropower project (which consists of hydropower generating units with a total installed capacity of 600MW) and Baima hydropower project (which consists of hydropower generating units with a total installed capacity of 350MW)

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 23 December 2004

As at the date of this announcement, the Directors are:–
Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

** independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 24 December 2004.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

Clarification

Reference is made to the articles appearing in Apple Daily and Oriental Daily on 3 December 2004 and the announcement of Datang International Power Generation Co., Ltd. (the "Company") dated 7 September 2004 (the "Announcement"). Terms used in this announcement shall have the same meaning as those used in the Announcement unless stated otherwise.

The Company would like to clarify that as disclosed in the Announcement, the Company has transferred the entire 60% of the right to develop the Jinzhushan Power Plant Phase II to Huayin Power pursuant to the Development Right Transfer Agreement dated 5 April 2004 and Huayin Power has repaid the Company the total costs prepaid by the Company relating to the Jinzhushan Power Plant Phase II on 4 May 2004. Subsequent to the transfer of the Development Right as described above, the Company has not made any payment relating to Jinzhushan Power Plant Phase II.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 3 December 2004

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

**Independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 6 December 2004.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.



Advancing beyond Our Power Base

Interim Report 2004



Advancing beyond Our Power Bas

During the past year or so, Datang Power has advanced a major step. The Comp has substantially enhanced its profitability through producing more on-grid electri Its total installed capacity has been growing by leaps and bounds, reaching 8,110 as at 30th June 2004. The Company has expanded its operations beyond Beijing-Tianjin-Tangshan area, now with power plants situated in Hebei Provi Shanxi Province and Inner Mongolia Autonomous Region. There are also projects in other parts of China: west to Gansu, southwest to Yunnan, east Zhejiang, and south to Guangdong. Meanwhile, the Company has advanced beyo its coal-fired base of power generation while taking dual emphasis on coal-fi generation versus hydropower development. By prudently pursuing hydropo projects, the Company has been proactively deploying its sustainable developm strategy.

In many aspects, Datang Power has advanced beyond its "Power Base" in re years. The Company will continue to extend its capabilities, striding toward goal of becoming China's leading power generation company with an internatio reputation.



Contents

2	Interim Results
3	Management Discussion and Analysis
11	Share Capital and Dividends
13	Purchase, Sale and Redemption of the Company's Listed Securities
14	Significant Event
15	Code of Best Practice
16	Audit Committee
17	Condensed Consolidated Balance Sheet (Unaudited)
19	Condensed Consolidated Income Statement (Unaudited)
20	Condensed Consolidated Statement of Changes in Shareholders' Equity (Unaudited)
21	Condensed Consolidated Statement of Cash Flows (Unaudited)
22	Notes to the Condensed Financial Statements (Unaudited)




Interim Results

The board of directors (the "Board") of Datang International Power Generation Co., Ltd. (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June 2004 (the "Period") prepared in accordance with the International Financial Reporting Standards. Such operating results have been reviewed and confirmed by the Company's audit committee (the "Audit Committee").

Consolidated operating revenue of the Company for the Period amounted to approximately Rmb6,041 million, while consolidated net profit of the Company was approximately Rmb1,113 million. Basic earnings per share of the Company was approximately Rmb0.22 for the Period.

The Board is satisfied with the above results. Please refer to the unaudited condensed consolidated financial statements as set out on page 17 to 38 for detailed operating results.

Management Discussion and Analysis

The People's Republic of China (the "PRC") achieved gross domestic product ("GDP") growth of 9.70% during the Period. Driven by domestic economic growth, power demand in the PRC increased substantially. Aggregate social power consumption during the Period increased by 15.77% as compared to the corresponding period of the previous year. Power generation by the Company and its subsidiaries during the Period increased by 37.72% as compared to the corresponding period of the previous year. Consolidated operating revenue and consolidated net profit during the Period increased by 34.20% and 41.89%, respectively, as compared to the corresponding period of the previous year.

1. Production

As at 30th June 2004, the installed capacity of operating units owned by the Company and its subsidiaries was 8,110MW. Total power generation amounted to approximately 25.123 million MWh during the Period, representing an increase of approximately 37.72% as compared to the corresponding period of the previous year. Total on-grid electricity amounted to approximately 23.578 million MWh during the Period, representing an increase of 37.77% as compared to the corresponding period of the previous year. The increase in power generation and on-grid electricity during the Period was mainly attributable to: (1) increase in installed capacity as compared to the corresponding period of the previous year - Unit 2 of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo") and Units 1 and 2 of Shanxi Datang International Yungang Thermal Power Company Limited ("Datang Yungang") were put into operation in the second half of 2003, respectively, and Unit 1 of Hebei Datang International Tangshan Thermal Power Company Limited ("Datang Tangshan") was put into operation in the first quarter of 2004. As such, the installed capacity of the Company for the Period has increased by 1,340MW as compared to the corresponding period of the previous year; (2) continued increase in power demand - merely the sales of power to the Beijing-Tianjin-Tangshan ("BTT") Power Grid has increased by 18.06% while utilisation ratio of power plants has increased by 4.4% as compared to the corresponding period of the previous year; (3) safe and




stable operation of the existing units at high operating levels - the equivalent availability factor of the Company's managed units for the Period reached 93.13%, representing an increase of 0.98 percentage point as compared to the corresponding period of the previous year; and (4) secured fuel supply - fuel supply was tight since the fourth quarter of the previous year. The Company proactively coordinated to further secure coal supply for its power generation and hence, smooth operation was ensured.

Operating conditions of the Company's major power plants during the Period were as follows:

- The power generation of the Company's wholly-owned power plants, namely Gao Jing Thermal Power Plant, Dou He Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant, with a total installed capacity of 4,950MW, was approximately 15.418 million MWh during the Period, representing an increase of 8.02% as compared to the corresponding period of the previous year.

- The power generation of the Company's subsidiaries, namely Tianjin Datang Panshan Power Generation Limited, Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower"), Datang Tuoketuo, Datang Yungang and Datang Tangshan, with a total installed capacity of 3,160MW, was approximately 9.704 million MWh during the Period, representing an increase of 144.58% as compared to the corresponding period of the previous year.

2. Operational Management

The Company and its subsidiaries achieved a consolidated operating revenue of approximately Rmb6,041 million during the Period, representing an increase of approximately 34.20% as compared to the corresponding period of the previous year. The increase in consolidated operating revenue was mainly attributable to the increase in on-grid electricity of the Company and its subsidiaries.

During the Period, the Company and its subsidiaries achieved a consolidated net profit of approximately Rmb1,113 million, representing an increase of 41.89% as compared to the corresponding period of the previous year. The substantial increase in the consolidated net profit was mainly attributable to: (1) the increase in on-grid electricity of the Company and its subsidiaries; (2) the increase in proportion of low cost power generation. Due to fuel price increase during the Period, fuel costs of the Company and its subsidiaries increased substantially as compared to the corresponding period of the previous year. In addition to its proactive and effective measures, the Company achieved fruitful results in carrying out its strategy of power plant development in the regions where it has cost advantages. Increase in low-fuel-cost power generation from power plants such as Datang Tuoketuo has effectively kept the Company's fuel cost increase under check. Despite the increase in unit fuel cost of existing power plants by approximately 10%, there was a period-on-period decrease of 1.59% in unit fuel costs across-the-board; (3) finance costs reduced due to the change of fair value of the US dollar interest rate swap of Datang Tuoketuo; and (4) the Company and its subsidiaries continued to implement effective energy saving measures and improve the operating efficiencies of its generating units, resulting in a decrease in consolidated self electricity consumption rate of the plants by approximately 0.03 percentage point during the Period as compared to the corresponding period of the previous year, and a decrease of 2.5g/kWh during the Period in coal consumption rate as compared to the corresponding period of the previous year.

3. Business Expansion

During the Period, while continuously and proactively implementing the expansion strategy, the Company also placed much emphasis on the management of construction-in-progress and pre-construction projects. Currently, the progress of the construction-in-progress and pre-construction projects are as follows:

(1) *Projects which have commenced production:*

- Unit 1 (1X300MW) of Datang Tangshan was put into commercial operation in March 2004.

- Unit 3 (1X600MW) of Datang Tuoketuo commenced commercial operation in August 2004.

(2) *Construction-in-progress:*

- Unit 4 (1X600MW) of Datang Tuoketuo, Unit 2 (1X300MW) of Datang Tangshan, Unit 1 (1X500MW) of Shanxi Datang Shentou Power Generation Company Limited, Unit 1 (1X300MW) of Gansu Datang Liancheng Power Generation Company Limited are expected to start power generation as of 2004.

- The coal-fired units (2X300MW) to be installed by Yunnan Datang Honghe Power Generation Development Company Limited has commenced construction.

- Generating units (3X50MW) of Yunnan Datang Nalan Hydropower Development Company Limited and Yayangshan Hydropower Project (2X60MW), one of the construction projects of Yunnan Datang Lixianjiang Hydropower Development Company Limited, have progressed smoothly.

(3) Pre-construction projects:

- The Company's proposal with respect to the construction of Pengshui Hydropower Project by Chongqing Datang Pengshui Hydropower Development Company Limited ("Pengshui Hydropower") was approved by the National Development and Reform Commission (the "NDRC") on 3rd August 2004. The Company holds 40% equity interest of Pengshui Hydropower. Pengshui Hydropower Project is located in Pengshui, Chongqing City and has been included in the State's "Tenth Five-Year Plan". Pengshui Hydropower Project has five 350MW units and is expected to commence power generation in 2007.

- The project proposal with respect to Phase 3 of Datang Tuoketuo (2X600MW) was approved by the NDRC on 4th August 2004. To date, Datang Tuoketuo's operated and constructed capacity totalled 3,600MW.

4. Financial Analysis

(1) Operating Results

During the Period, the Company and its subsidiaries achieved consolidated net profit of approximately Rmb1,113 million, representing an increase of approximately 41.89% as compared to the corresponding period of the previous year. Basic earnings per share of the Company was approximately Rmb0.22 for the Period, representing an increase of approximately Rmb0.07 per share as compared to the corresponding period of the previous year.

- Operating revenue: consolidated operating revenue of the Company and its subsidiaries for the Period amounted to approximately Rmb6,041 million, representing an increase of 34.20% as compared to the corresponding period of the previous year.

- Operating costs: consolidated operating costs of the Company and its subsidiaries for the Period amounted to Rmb4,137 million, representing an increase of approximately 32.20% as compared to the corresponding period of the previous year. Among the increase, fuel costs were approximately Rmb2,061 million, 35.19% higher as compared to the corresponding period of the previous year. This was mainly attributable to increase in on-grid electricity and fuel prices. However, with appropriate adjustments made to power generation structure and effective energy saving measures, unit fuel cost was reduced by 1.59% as compared to the corresponding period of the previous year. Depreciation of fixed assets increased by approximately 38.66% as compared to the corresponding period of the previous year mainly because of additional depreciation of Units 1 and 2 of Datang Tuoketuo and Units 1 and 2 of Datang Yungang which were put into operation in the middle and the second half of 2003, respectively, and Unit 1 of Datang Tangshan which was put into operation during the Period.

- Finance costs: finance costs of the Company for the Period decreased by approximately 32.23% as compared to the corresponding period of the previous year, which was mainly attributable to the change of fair value of the US dollar interest rate swap of Datang Tuoketuo.

(2) *Financial Position*

As at 30th June 2004, total consolidated assets of the Company and its subsidiaries amounted to approximately Rmb42,226 million, representing an increase of approximately Rmb6,682 million as compared to 31st December 2003. Total consolidated liabilities of the Company amounted to approximately Rmb24,867 million, representing an increase of approximately Rmb6,285 million as compared to 31st December 2003. Minority interests of the Company amounted to approximately Rmb1,429 million, representing an increase of approximately Rmb189 million as compared to 31st December 2003. Shareholders' equity of the Company amounted to approximately Rmb15,931 million, representing an increase of approximately Rmb210 million as compared to 31st December 2003. The increase in total assets of the Company mainly resulted from the implementation of the Company's expansion strategy and the increase in investments in construction-in-progress.

(3) *Liquidity*

As at 30th June 2004, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) for the Company was 58.89%. The net debt-to-equity ratio [i.e. (total loans + convertible bonds - cash and cash equivalents - short-term bank deposit with a maturity of over 3 months - investments held for trading) / shareholders' equity] of the Company was 97.89%.

(4) *Cash*

As at 30th June 2004, total cash and cash equivalents and short-term bank deposits with a maturity of over 3 months of the Company amounted to approximately Rmb5,922 million, among which the equivalent of approximately Rmb1,462 million was in foreign currencies. The Company has no entrusted deposits or overdue fixed deposits during the Period.

(5) *Loan*

As at 30th June 2004, short-term loans of the Company and its subsidiaries amounted to approximately Rmb5,079 million, bearing annual interest rates ranging from 2.88% to 4.78%. Long-term loans of the Company (excluding those due within 1 year) amounted to approximately Rmb14,513 million and long-term loans due within 1 year amounted to approximately Rmb869 million at annual interest rates ranging from 2.88% to 5.76%, of which an equivalent of approximately Rmb3,611 million was denominated in US Dollars. The convertible bond of the Company was denominated in US Dollars and equivalent to Rmb1,055 million. The Company and its subsidiaries pay active attention to foreign exchange rate fluctuations and constantly assess foreign currency risks.

As at 30th June 2004, the guarantee provided by the Company for the loans of its subsidiaries amounted to approximately Rmb8,867 million. Other than that, the Company had not provided guarantee in whatever forms for any other company.




5. Outlook

In the first half of 2004, the PRC government has issued several documents which have significant impact on the tariffs of the Company. The documents set clearly the tariff levels of units under different circumstances. Thus, on-grid electricity tariffs are clearly set for the Company's existing units, new units and construction-in-progress, which create favourable effects for the Company from this year onwards. Although the continued domestic economic growth is beneficial to the business development of the Company, the increase in fuel prices will affect its operating results. Therefore, based on the market conditions and the operation targets set by the Board at the beginning of the year, the Company will proactively carry on various tasks, namely fully utilise the favourable market environment and make good use of its competitive edges in order to develop the domestic and international business; make down-to-earth efforts to improve on fundamentals such as controlling costs effectively, ensuring safe production, and strengthening fuel management to ensure sufficient supply of coal for electricity generation; and continue to implement energy saving measures, strive to increase electricity generation and revenue and to attain improved economies of scale.

Share Capital and Dividends

1. Share Capital

No new shares were issued by the Company during the Period. As at 30th June 2004, the total share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1.00 each.

2. Substantial Shareholders

During the Period, the following persons (other than a director, chief executive or supervisor of the Company) have interests or short positions in the shares or underlying shares as recorded in the register required to be kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571) ("SFO"):

Name of shareholder	Class of shares	Number of shares	Percentage of share capital held (%)
China Datang Corporation	Domestic Shares*	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares*	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares*	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares*	559,827,000	10.84

* Shareholder's own interest in the long position




3. Dividends

Pursuant to a resolution at meeting of the Board on 17th March 2004 and as approved at the annual general meeting held on 22nd June 2004, the Company declared a dividend of Rmb0.175 per share for year 2003 payable to shareholders of the Company whose names appear on the Company's register of members as at 22nd May 2004. The above-mentioned dividend has been paid by 30th June 2004 and dividends to domestic shares shareholders were declared and paid in Rmb. Dividends to overseas shares (the "H Shares") shareholders were declared in Rmb and paid in Hong Kong Dollars.

The Board does not recommend the payment of any interim dividend for year 2004.

4. Shareholdings of Directors and Supervisors

At any time during the Period, none of the directors, supervisors, senior executives of the Company or their connected parties held or were deemed to hold any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), nor were they granted any rights to subscribe for or acquire any interests in shares or debentures of the Company or any of its associated corporations.

Purchase, Sale and Redemption of the Company's Listed Securities

During the Period, the Company had not purchased, sold or redeemed any of its listed securities.




Significant Event

At the 2004 extraordinary general meeting, class meeting of the holders of H Shares and class meeting of the holders of domestic shares convened on 22nd June 2004, the Board was approved to make final decision in relation to the proposal of the issue of not more than 1,000,000,000 A shares of the Company.



Code of Best Practice

During the Period, the Company has complied with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.




Audit Committee

The Audit Committee of the Company, together with the management, has reviewed the accounting principles, accounting standards and accounting practices adopted by the Company, and has discussed the issues on internal controls. It has also reviewed the unaudited condensed consolidated financial statements for the six months ended 30th June 2004.

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, PRC, 23rd August 2004

Condensed Consolidated Balance Sheet *(Unaudited)*

As at 30 June 2004
(Amounts expressed in thousands of Renminbi ("Rmb"))

	Note	30 June 2004	31 December 2003
ASSETS			
Non-current assets			
Property, plant and equipment, net		33,712,078	27,846,705
Investments in associates		400,238	224,435
Available-for-sale investments		158,720	155,620
Goodwill		36,357	39,153
Deferred housing benefits		168,059	186,732
Long-term deposit		100,000	100,000
Deferred tax assets		45,060	49,842
		34,620,512	28,602,487
Current assets			
Inventories		376,235	342,834
Other receivables and current assets		205,639	135,142
Accounts receivable		1,101,808	1,035,870
Short-term bank deposits over three months		919,665	1,272,074
Cash and cash equivalents	3	5,002,227	4,155,484
		7,605,574	6,941,404
Total assets		42,226,086	35,543,891

As at 30 June 2004
(Amounts expressed in thousands of Renminbi ("Rmb"))

	Note	30 June 2004	31 December 2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital		5,162,849	5,162,849
Reserves		10,767,764	10,558,483
Total shareholders' equity		15,930,613	15,721,332
Minority interests		1,428,549	1,240,427
Non-current liabilities			
Long-term loans	11	14,512,793	10,306,487
Convertible bond	5	1,054,564	1,031,722
Deferred tax liabilities		135,062	124,805
		15,702,419	11,463,014
Current liabilities			
Accounts payable and accrued liabilities	4	2,959,389	2,683,835
Dividends payable		–	219,452
Short-term loans	6 & 11	5,079,420	2,860,834
Current portion of long-term loans	11	869,444	829,209
Taxes payable		256,252	525,788
		9,164,505	7,119,118
Total liabilities		24,866,924	18,582,132
Total shareholders' equity and liabilities		42,226,086	35,543,891

Condensed Consolidated Income Statement *(Unaudited)*

For the six months ended 30 June 2004
(Amounts expressed in thousands of Rmb, except per share data)

	Note	Six months ended 30 June 2004	2003
Operating revenue	7	6,041,467	4,501,679
Operating costs	11&12	(4,137,151)	(3,129,463)
Operating profit		1,904,316	1,372,216
Share of (loss)/profit of associates		(6,633)	7,223
Interest income		19,362	24,503
Finance costs	12	(158,386)	(233,700)
Profit before taxation		1,758,659	1,170,242
Taxation	8	(484,395)	(390,427)
Profit before minority interests		1,274,264	779,815
Minority interests		(161,484)	4,418
Net profit		1,112,780	784,233
Earnings per share			
– basic (Rmb)	9	0.22	0.15
– diluted (Rmb)	9	0.21	N/A

Condensed Consolidated Statement of Changes in Shareholders' Equity *(Unaudited)*

For the six months ended 30 June 2004
(Amounts expressed in thousands of Rmb)

	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discret-ionary surplus reserve	Restricted reserve	Other reserve	Retained earnings	Total reserves	Total shareholders' equity
Balance as at 1 January 2003	5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	-	1,172,605	9,216,430	14,379,279
Dividends declared	-	-	-	-	-	-	-	(619,542)	(619,542)	(619,542)
Net profit	-	-	-	-	-	-	-	784,233	784,233	784,233
Transfer between reserves	-	-	-	(16,673)	16,673	(16,180)	-	16,180	-	-
Balance as at 30 June 2003	5,162,849	3,653,421	1,107,529	95,644	2,993,070	177,981	-	1,353,476	9,381,121	14,543,970
Balance as at 1 January 2004	5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	15,721,332
Dividends declared (Note 10)	-	-	-	-	-	-	-	(903,499)	(903,499)	(903,499)
Net profit	-	-	-	-	-	-	-	1,112,780	1,112,780	1,112,780
Transfer between reserves (Note 10)	-	-	-	(7,860)	516,937	(16,180)	-	(492,897)	-	-
Balance as at 30 June 2004	5,162,849	3,653,421	1,312,067	249,121	3,549,800	145,621	149,796	1,707,938	10,767,764	15,930,613

Condensed Consolidated Statement of Cash Flows *(Unaudited)*

For the six months ended 30 June 2004
(Amounts expressed in thousands of Rmb)

	Note	Six months ended 30 June 2004	2003
Net cash from operating activities		1,086,070	1,230,463
Net cash used in investing activities	12	(6,308,297)	(1,301,554)
Net cash provided by financing activities	12	6,068,970	1,112,614
Net increase in cash and cash equivalents		846,743	1,041,523
Cash and cash equivalents, beginning of period		4,155,484	2,350,004
Cash and cash equivalents, end of period		5,002,227	3,391,527

As at 30 June 2004
(Amounts expressed in Rmb)

1. Company organisation and principal activities

Datang International Power Generation Company Limited (formerly known as Beijing Datang Power Generation Company Limited) (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its shares on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company and its subsidiaries currently own and operate eight coal-fired power plants and one hydropower plant. The Company and its subsidiaries' power plants are principally engaged in the generation and sale of electric power to North China Grid Company Limited (formerly known as North China Power Group Company) (the "NCG") and its subsidiaries.

The Company holds equity interests in the following subsidiaries and associates, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Subsidiaries				
Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo")	17 November 1995	1,614,020	60%	Power generation
Tianjin Datang Panshan Power Generation Company Limited	6 August 1997	831,253	75%	Power generation
Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower")	29 July 1998	59,161	90%	Hydropower generation

1. Company organisation and principal activities *(cont'd)*

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Subsidiaries *(cont'd)*				
Shanxi Datang Shentou Power Generation Company Limited	8 December 1998	261,200	60%	Power generation (under construction)
Shanxi Datang International Yungang Thermal Power Company Limited	14 July 2000	207,000	80%	Power generation
Yunnan Datang Honghe Power Generation Company Limited	27 April 2001	10,000	70%	Power generation (under construction)
Gansu Datang Liancheng Power Generation Company Limited	18 August 2001	85,500	55%	Power generation (under construction)
Hebei Datang Tangshan Thermal Power Company Limited	21 February 2002	274,800	80%	Power generation
Yunnan Datang Nalan Hydropower Development Company Limited	30 October 2002	25,000	51%	Hydropower generation (under construction)
Yunnan Datang Lixianjiang Hydropower Development Company Limited	8 November 2002	10,000	70%	Hydropower generation (under construction)




1. Company organisation and principal activities *(cont'd)*

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Subsidiaries *(cont'd)*				
Shanxi Datang Yuncheng Power Generation Company Limited	28 March 2003	10,000	51%	Power generation (pre-construction)
Jiangsu Datang Lvsigang Power Generation Company Limited	18 September 2003	50,000	90%	Power generation (pre-construction)
Guangdong Datang Chaozhou Power Generation Company Limited	15 November 2003	30,000	75%	Power generation (pre-construction)
Fujian Datang Ningde Power Generation Company Limited	2 December 2003	50,000	55%	Power generation (pre-construction)
Associates				
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	30%	Power related technology services
Tianjin Dagang Huashi Power Generation Company Limited	5 April 2002	10,000	30%	Power generation (under construction)
Beijing Texin Datang Heat Company Limited	27 April 2002	172,800	49%	Provision of heat transfer service



1. Company organisation and principal activities *(cont'd)*

Company name	Date of establishment	Registered capital '000	Attributable interest	Principal activities
Associates *(cont'd)*				
Shanxi Datang Niangziguan Power Generation Company Limited ("Datang Niangziguan") *	9 January 2003	2,000	54%	Power generation (pre-construction)
Chongqing Datang Pengshui Hydropower Development Company Limited	28 August 2003	50,000	40%	Hydropower generation (pre-construction)
Ningxia Datang Daba Power Generation Company Limited	31 October 2003	20,000	45%	Power generation (pre-construction)
Tongfang Investment Company Limited	8 May 2004	550,000	36.4%	Project investment and management

* Though the Company holds majority equity interest of Datang Niangziguan, it has not obtained power to govern its financial and operating decision. Therefore, the Company classifies it as an associate. On 22 April 2004, the Board of Directors has approved to transfer the 51% interest to the third party and the transaction has not been completed as at 30 June 2004.

2. Principal accounting policies

The accompanying condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") No. 34, Interim Financial Reporting, and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The principal accounting policies adopted for the preparation of the condensed consolidated financial statements as at and for the six months ended 30 June 2004 are consistent with those adopted for the preparation of the consolidated financial statements as at and for the year ended 31 December 2003.

3. Cash and cash equivalents

	30 June 2004 '000	31 December 2003 '000
Deposits with NCPG Finance Company Ltd.	1,813,074	3,273,493
Bank deposits	3,188,762	881,630
Cash in hand	391	361
	5,002,227	4,155,484

As at 30 June 2004, cash and cash equivalents of approximately Rmb1,813,074,000 (2003 – Rmb3,273,493,000) were deposited with NCPG Finance Company Ltd. at the prevailing market interest rate of 0.72% (2003 – 0.72%).

4. Accounts payable and accrued liabilities

	30 June 2004 '000	31 December 2003 '000
Construction costs and deposits payable to contractors	1,636,207	1,498,454
Fuel and material costs payable	537,886	500,356
Salary and welfare payable	192,725	125,257
Interest rate swap liability	133,568	206,024
Government grants	155,428	138,928
Others	303,575	214,816
	2,959,389	2,683,835

As at 30 June 2004, substantially all accounts payable were due within one year.

As at 30 June 2004, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was USD213,253,955, and the fixed rate and floating rate were 5.15% and 1.17% (LIBOR offered by British Bankers' Association as at 13 January 2004), respectively.

5. Convertible bond

The liability component of convertible bond as at 30 June 2004 was as follows:

	'000
Liability component at 1 January 2004	1,031,722
Interest expense	27,616
Interest payment	(4,774)
Liability component at 30 June 2004	1,054,564

The carrying amount of the liability component at 30 June 2004 of the convertible bond approximated its fair value.

6. Short term Loans

The Company and its subsidiaries had short term loans payable to NCPG Finance Company Ltd. totalling approximately Rmb2,080,450,000 as at 30 June 2004 (2003-Rmb2,191,000,000).

7. Operating revenue

	Six months ended 30 June	
	2004	2003
	'000	'000
Electricity	6,035,508	4,501,679
Heat	5,959	-
	6,041,467	4,501,679

7. Operating revenue *(cont'd)*

Pursuant to the power purchase agreement entered into between the Company and its subsidiaries and the regional or provincial power grid companies, the Company and its subsidiaries are required to sell their entire net generation of electricity to these power grid companies at an approved tariff rate as determined based on a regulatory process. For the six months ended 30 June 2004, all of the electricity generated by the Company and its subsidiaries were sold to NCG and its subsidiaries.

8. Taxation

	Six months ended 30 June	
	2004	2003
	'000	'000
PRC enterprise income tax		
- Current tax	469,356	428,552
- Deferred tax	15,039	(38,125)
	484,395	390,427

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Datang Tuoketuo and Fengning Hydropower, the applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.




8. Taxation *(cont'd)*

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by State Administration of Taxation of PRC, Datang Tuoketuo, as an enterprise set up in western area of PRC and engaged in business encouraged by the State, is granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As a newly set up domestic invested enterprises engaged in power generation in western area of PRC, Datang Tuoketuo is also exempted from PRC enterprise income tax during the first and second year of operation and is granted a tax concession to pay PRC enterprise income tax at 50% of preferential rate during the third to fifth year of operation. Datang Tuoketuo started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 15% and 0%, respectively.

Pursuant to document Feng Zheng [1996] 51 issued by the local government, all the enterprise income tax paid by Fengning Hydropower is refunded for ten years starting from 2002.

9. Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2004 was based on net profit of approximately Rmb1,112,780,000 (2003 – Rmb784,233,000) and on the weighted average number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) outstanding during the period.

The diluted earnings per share is calculated adjusting the weighted average number of ordinary share outstanding to assume conversion of all dilutive potential ordinary shares. The convertible bond is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect. No diluted earnings per share have been presented for the six months ended 30 June 2003 as there were no dilutive potential ordinary shares outstanding by then.

9. Earnings per share *(cont'd)*

	Six months ended 30 June 2004
Net profit attributable to shareholders (Rmb '000)	1,112,780
Interest expense on convertible debt (net of tax) (Rmb '000)	18,502
Net profit used to determine diluted earnings per share (Rmb '000)	1,131,282
Weighted average number of ordinary shares in issue (shares in thousand)	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)	215,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	5,378,662
Diluted earnings per share (Rmb)	0.21

10. Profit appropriations

Dividends

On 17 March 2004, the Board of Directors proposed a dividend of Rmb0.175 per share, totalling approximately Rmb903,499,000 for the year ended 31 December 2003. The proposed dividend distribution was approved by the shareholders in their general meeting dated 22 June 2004.

Reserves

During the period, approximately Rmb16,180,000 has been transferred from the restricted reserve, which is specifically set up to reflect the reduction of the statutory public welfare fund under PRC GAAP, to retained earnings. This amount represented amortisation of deferred housing benefits for the six months ended 30 June 2004.

10. Profit appropriations *(cont'd)*

Reserves (cont'd)

Pursuant to the Accounting System for Business Enterprises of the PRC, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the six months ended 30 June 2004, approximately Rmb7,860,000 (2003 - Rmb16,673,000) of the statutory public welfare fund was transferred to discretionary surplus reserve.

On 17 March 2004, the Board of Directors proposed an appropriation of approximately Rmb509,077,000 to the discretionary reserve for the year ended 31 December 2003. The proposed profit appropriation was approved by the shareholders in their general meeting dated 22 June 2004.

11. Related parties and transactions

(i) *The related parties of the Company and its subsidiaries are as follows:*

Name of related parties	Nature of relationship
Related parties in which the Company has no equity interest	
China Datang Corporation ("China Datang") *	Substantial shareholder
Tianjin Jinneng Investment Company	Shareholder
Beijing International Power Development and Investment Company	Shareholder
Hunan Huayin Power Company Limited ("Hunnan Huayin")	An associate of the substantial shareholder

11. Related parties and transactions *(cont'd)*

(i) The related parties of the Company and its subsidiaries are as follows: *(cont'd)*

Name of related parties	Nature of relationship
Related parties in which the Company has equity interest	
NCEPR	Associate

* Pursuant to document Guo Han [2003] 16, "Approval from the State Council Regarding the Establishment of China Datang Corporation" and Power Generation Entities Transfer Agreement entered into between China Datang and NCG on 15 January 2004 ("Entities Transfer Agreement"), NCG transferred its 35.43% equity interests in the Company to China Datang with retroactive effect from 1 January 2003. Immediately following the equity transfer on 1 January 2003, China Datang became the substantial shareholder of the Company.

(ii) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the period:

	Note	Six months ended 30 June 2004 '000	2003 '000
Ash disposal fee to divisions and affiliates of China Datang	(a)	42,008	43,183
Rental fee to China Datang	(b)	3,614	3,614
Technical supervision, assistance and testing service fee to NCEPR	(c)	17,646	13,766
Transaction amount of assets transfer to Hunan Huayin	(d)	103,021	-

(a) The ash disposal fee was determined based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs incurred by China Datang.

11. Related party transactions *(cont'd)*

(ii) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the period: *(cont'd)*

(b) For the six months ended 30 June 2004, the Company has leased buildings of 141,671 square metres (2003 – 141,671 square metres) from China Datang for an annual rental rate of approximately Rmb7 million (2003 – Rmb7 million).

(c) NCEPR provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(d) On 5 April 2004, the Company entered into an agreement with Hunan Huayin to transfer the development right of a power plant development project to Hunan Huayin. The transfer price was approximately Rmb103,021,000, which mainly represented the costs incurred by the Company in this project.

(e) As at 30 June 2004, NCG and the minority shareholders of the Company's subsidiaries had provided guarantees for the Company and its subsidiaries' loans totalling approximately Rmb6,517,000,000 (2003 – Rmb6,096,000,000). Pursuant to the Entities Transfer Agreement, China Datang will assume all of NCG's obligations in relation to the guarantees provided for the Company and its subsidiaries. The legal procedures of this arrangement were still in process as at 30 June 2004.

11. Related party transactions *(cont'd)*

(ii) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the period: *(cont'd)*

(f) In addition to the transactions mentioned above, for the six months ended 30 June 2004, there are related companies managed by the Company or owned by certain management personnel of the Company's subsidiaries, which provided property management, cleaning, transportation, and other services of approximately Rmb127,980,000 (2003 – Rmb43,486,000) to the Company and its subsidiaries.

(g) Apart from the above related party transactions, the Company has also entered into numerous transactions with other state-owned enterprises to which the exception in IAS 24, Related Party Disclosures, applies.

12. Supplemental financial information

(a) Condensed consolidated balance sheet

	30 June 2004 '000	31 December 2003 '000
Net current liabilities	(1,558,931)	(177,714)
Total assets less current liabilities	33,061,581	28,424,773

	Six months ended 30 June	
	2004 '000	2003 '000
Additions to property, plant and equipment	6,886,757	2,286,037

12. Supplemental financial information *(cont'd)*

(b) Condensed consolidated income statement

	Six months ended 30 June	
	2004	2003
	'000	'000
Interest expenses	406,271	254,991
Less: amount capitalised in property, plant and equipment	(213,778)	(85,416)
	192,493	169,575
Exchange loss, net	1,840	13
Fair value (gain)/loss on an interest rate swap	(35,947)	64,112
Finance costs	158,386	233,700
Cost of inventories		
– Fuel	2,060,780	1,524,410
– Spare parts and consumable supplies	29,450	22,112
Depreciation and amortisation	993,906	716,794
Dividend income	(18,702)	(10,063)

12. Supplemental financial information *(cont'd)*

(c) Condensed consolidated cashflow statement

	Six months ended 30 June	
	2004	2003
	'000	'000
Investing activities		
Additions to property, plant and equipment	(6,510,622)	(2,279,515)
Financing activities		
Addition of short-term loans	5,360,200	1,728,950
Repayment of short-term loans	(3,141,614)	(264,500)
Addition of long-term loans	4,606,429	483,737
Repayment of long-term loans	(359,888)	(689,749)

13. Commitments

(a) Capital commitments

As at 30 June 2004, the Company had capital commitments related to investments in subsidiaries and associates amounted to Rmb6,374 million. In addition, capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electric utility plants not provided for in the balance sheet were as follows:

	'000
Authorised and contracted for	21,922,311
Authorised but not contracted for	10,065,763
	31,988,074




13. Commitments *(cont'd)*

(b) Operating lease commitments

As at 30 June 2004, operating lease commitments extending to November 2016 in relation to buildings were as follows:

	'000
Amount repayable	
Within one year	12,018
Between one to five years	28,904
Over five years	54,127
	95,049

14. Subsequent event

On 29 March 2004, the Company entered into an agreement with Datong Coalmine Group Company Limited and Datong Coal Industry Company Limited to set up Tongmei Datang Tashan Coalmine Company Limited ("Datang Tashan"). The estimated registered capital of Datang Tashan is approximately Rmb752,700,000. The Company holds 28% of the equity interests in Datang Tashan. As at 17 August 2004, the Company has invested approximately Rmb108,000,000 in Datang Tashan.

13、承諾事項*(續)*

(b) 經營租賃承諾

於2004年6月30日，期限至2016年11月的有關建築物的經營租賃之租金承諾如下：

	千元
未償還餘額	
一年內到期	12,018
一年至五年到期	28,904
五年以後到期	54,127
	95,049

14. 期後事項

於2004年3月29日，本公司與大同煤礦集團有限責任公司，大同煤業股份有限公司簽訂投資協議，共同組建同煤大唐塔山煤礦有限責任公司(「大唐塔山」)。大唐塔山預計註冊資本約為人民幣752,700,000元，本公司擁有其28%的股權。截至2004年8月17日，本公司已向大唐塔山投入資本金約人民幣108,000,000元。

12、補充財務信息（續）

(c) 簡化合併現金流量表

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
投資活動		
增加物業、廠房及設備	(6,510,622)	(2,279,515)
籌資活動		
增加短期借款	5,360,200	1,728,950
歸還短期借款	(3,141,614)	(264,500)
增加長期借款	4,606,429	483,737
歸還長期借款	(359,888)	(689,749)

13、承諾事項

(a) 資本性承諾

截至2004年6月30日止，本公司與對附屬公司及聯營公司投資相關的資本性承諾共計人民幣63.74億元。此外，本公司及附屬公司主要與電廠建設及技術改造工程有關未在資產負債表中作準備的資本性承諾如下：

	千元
已批准並簽訂合同	21,922,311
已批准但未簽訂合同	10,065,763
	31,988,074

12、補充財務信息(續)

(b) 簡化合併損益表

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
利息支出	406,271	254,991
減：物業、廠房及設備資本化利息	(213,778)	(85,416)
	192,493	169,575
匯兑損失，淨值	1,840	13
利率掉期公允價值(收益)／損失	(35,947)	64,112
財務費用	158,386	233,700
存貨成本		
一燃料	2,060,780	1,524,410
一備件及材料	29,450	22,112
折舊及攤銷	993,906	716,794
股息收入	(18,702)	(10,063)

11、關聯公司及交易（續）

(ii) 以下為本公司及附屬公司在該期間內的主要關聯交易：（續）

(f) 除上述交易外，截至2004年6月30日止六個月期間，由本公司管理或附屬公司部分管理人員持股或管理的關聯公司亦向本公司及附屬公司提供了物業管理、清潔、運輸及其他服務約人民幣127,980,000 元(2003年－人民幣43,486,000元)。

(g) 除上述關聯交易外，本公司還與其他國營企業進行了許多在國際會計準則24號，「關聯方披露」，不需要披露的交易。

12、補充財務信息

(a) 簡化合併資產負債表

	2004年 千元	2003年 千元
流動負債淨值	(1,558,931)	(177,714)
總資產減流動負債淨值	33,061,581	28,424,773

	截至6月30日止 六個月期間	
	2004年 千元	2003年 千元
物業、廠房及設備增加	6,886,757	2,286,037

11、關聯公司及交易（續）

(ii) 以下為本公司及附屬公司在該期間內的主要關聯交易：（續）

(b) 本公司於截至2004年6月30日止六個月期間租用共約141,671平方米(2003年 — 141,671平方米)的樓宇並支付予中國大唐租賃費每年約為人民幣700萬元 (2003年 一人民幣700萬元)。

(c) 華北電科院為本公司及附屬公司提供與發電設備及設施相關的技術支持、協助及檢測服務。根據生產技術服務合同，該等服務根據每年按本公司及附屬公司的裝機容量及事先確定的費率進行收費。

(d) 於2004年4月5日，本公司與湖南華銀達成協議，將一電廠開發項目的開發權轉讓給湖南華銀。轉讓價格約人民幣103,021,000元，主要是本公司在該項目投入的成本。

(e) 於2004年6月30日，華北電網及本公司附屬公司的其他少數股東，為本公司及附屬公司共計約人民幣6,517,000,000元(2003年一人民幣6,096,000,000元)的借款提供了擔保。根據劃轉移交協議，中國大唐將接替華北電網承擔對本公司及附屬公司的全部擔保責任。於2004年6月30日，上述協議的法定程序正在辦理中。

11、關聯公司及交易（續）

(i) 本公司及附屬公司關聯方：（續）

關聯方名稱	與本公司及附屬公司的關係
本公司擁有股權的關聯方	
華北電科院	聯營公司

* 根據國函[2003]16號《國務院關於組建中國大唐集團公司有關問題的批復》以及中國大唐與華北電網於2004年1月15日簽訂的《發電企業劃轉移交協議》（「劃轉移交協議」），華北電網將所持有本公司35.43%的權益轉讓予中國大唐且追溯至2003年1月1日起生效。中國大唐於2003年1月1日股權轉讓後成為本公司的主要股東。

(ii) 以下為本公司及附屬公司在該期間內的主要關聯交易：

	附註	截至6月30日止六個月期間 2004年 千元	2003年 千元
予中國大唐的煤灰處置費	(a)	**42,008**	43,183
予中國大唐的房屋租賃費	(b)	**3,614**	3,614
予華北電科院的技術支持、協助及檢測服務費	(c)	**17,646**	13,766
同湖南華銀進行的資產轉讓交易	(d)	**103,021**	—

(a) 煤灰處置費按照煤灰處理成本、税項、灰場折舊及中國大唐收取的約為總成本5% 至 10%的邊際利潤計算。

10、利潤分配*(續)*

儲備(續)

根據中國企業會計制度，法定公益金在用於員工集體福利時自法定公益金轉入任意盈餘公積金。截至2004年6月30日止六個月期間，約人民幣7,860,000 元(2003年 — 人民幣16,673,000元)已從法定公益金轉入任意盈餘公積金。

於2004年3月17日，本公司董事會建議將截至2003年12月31日止年度約509,077,000 元的利潤轉入任意盈餘公積。該項利潤分配方案已於2004年6月22日舉行的股東大會批准。

11、關聯公司及交易

(i) 本公司及附屬公司關聯方：

關聯方名稱	與本公司及附屬公司的關係
本公司無股權的關聯方	
中國大唐集團公司(「中國大唐」)*	主要股東
天津市津能投資公司	股東
北京國際電力投資開發公司	股東
湖南華銀發電股份有限公司(「湖南華銀」)	主要股東的聯營公司




9、每股盈利*(續)*

	截至2004年 6月30日止 六個月期間
可供股東分配淨利潤(人民幣千元)	1,112,780
可換股債券利息費用(稅後淨額)(人民幣千元)	18,502
用於確定攤薄後每股盈利的淨利潤(人民幣千元)	1,131,282
所發行的普通股加權平均股數(千股)	5,162,849
假設性可換股債券轉換調整(千股)	215,813
計算攤薄後每股盈利的普通股加權平均股數(千股)	5,378,662
攤薄後每股盈利(人民幣元)	0.21

10、利潤分配

股息

於2004年3月17日,本公司董事會建議截至2003年12月31日止年度的股息為每股人民幣0.175元,共計約人民幣903,499,000元。該項股息分配方案已於2004年6月22日舉行的股東大會批准。

儲備

截至2004年6月30日止六個月期間,約人民幣16,180,000元從為反映在中國準則下的法定公益金的減少而特別設置的限制性儲備轉入留存收益。該金額代表當期有關的遞延住房福利的攤銷。

8、 稅項（*續*）

根據中華人民共和國國務院頒發的國辦發[2001] 73號文及中華人民共和國稅務總局頒發的財稅[2001] 202號文規定，托克托發電公司，作為設在西部地區國家鼓勵類的企業，在2001年至2010年期間按15%的稅率徵收企業所得稅。並作為在西部地區新辦電力項目的內資企業，托克托發電公司自開始生產經營之日起，第一年至第二年免徵企業所得稅，第三年至第五年減半徵收企業所得稅。托克托發電公司於2003年投產，經當地稅務機關批准，於2003年及2004年度適用企業所得稅稅率分別為15%和0%。

根據當地政府頒發的豐政[1996]51號文，豐寧水電公司自2002年起十年內可以享受企業所得稅全額返還。

9、 每股盈利

截至2004年6月30日止六個月期間的基本每股盈利是根據淨利潤約人民幣1,112,780,000元（2003年－人民幣784,233,000元）及發行在外的加權平均股數5,162,849,000股（2003年－5,162,849,000股）計算。

攤薄後每股盈利是在假設所有攤薄性潛在普通股已轉換成普通股的情況下根據調整後的加權平均普通股股數計算。可換股債券是假定已轉換為普通股，並對淨利潤抵消扣除稅收影響的利息費用進行調整。截至2003年6月30日止六個月期間，因本公司並無攤薄性潛在普通股，故未呈列攤薄後每股盈利。

7、經營收入*(續)*

根據本公司及附屬公司與省或地方電力公司簽訂的購電協議，本公司及附屬公司需按照監管程序確定的核准上網電價將全部上網電量銷售予該等電力公司。截至2004年6月30日止六個月期間，本公司及附屬公司全部發電量均售予華北電網及其附屬公司。

8、稅項

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
中國企業所得稅		
一 當期所得稅	469,356	428,552
一 遞延所得稅	15,039	(38,125)
	484,395	390,427

企業所得稅根據就財務報告目的的法定盈利就無需課稅或不可減免所得稅的收入及支出項目作出調整後的應稅所得計提。除托克托發電公司及豐寧水電公司外，本公司及附屬公司適用之中國企業所得稅稅率為33%。

5、可轉換債券

於2004年6月30日，可換股債券負債部分列示如下：

	千元
2004年1月1日負債部分	1,031,722
利息費用	27,616
支付利息	(4,774)
2004年6月30日負債部分	1,054,564

於2004年6月30日，可換股債券負債部分的實際價值近似於其公允價值。

6、短期借款

於2004年6月30日，本公司及附屬公司應付華電財務短期借款共計約為人民幣2,080,450,000元(2003年－人民幣2,191,000,000元)。

7、經營收入

	截至6月30日止六個月期間	
	2004年	2003年
	千元	千元
電力	6,035,508	4,501,679
熱力	5,959	－
	6,041,467	4,501,679

4、應付賬款及預提費用

	2004年 6月30日 千元	2003年 12月31日 千元
應付工程款及質保金	1,636,207	1,498,454
應付燃料及材料款	537,886	500,356
應付工資及福利費	192,725	125,257
利率掉期負債	133,568	206,024
政府補貼	155,428	138,928
其他	303,575	214,816
	2,959,389	2,683,835

於2004年6月30日，絕大部分應付賬款的賬齡為一年之內。

於2004年6月30日，托克托發電公司的利率掉期合同名義本金為213,253,955美元，固定利率及浮動利率分別為5.15%及1.17%(由英國銀行協會於2004年1月13日提供之倫敦同業拆借利率)。

2、主要會計政策

本簡化合併財務報表乃按國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄16之有關規定而編制。

本公司編制2004年6月30日及截至該日止六個月期間的簡化合併財務報表所采用的主要會計政策與編制2003年12月31日及截至該日止年度的合併財務報表是一致的。

3、現金及現金等價物

	2004年 6月30日 千元	2003年 12月31日 千元
華北電力集團財務有限公司 （「華電財務」）存款	1,813,074	3,273,493
銀行存款	3,188,762	881,630
現金	391	361
	5,002,227	4,155,484

於2004年6月30日，本公司及附屬公司現金及現金等價物共計約人民幣1,813,074,000元(2003年－人民幣3,273,493,000元)的存款按當期市場利率0.72%(2003年－0.72%)存放於華電財務。

1、公司組織和主要經營活動(續)

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
聯營公司(續)				
山西大唐娘子關發電有限責任公司(「娘子關發電公司」)*	2003年1月9日	2,000	54%	發電(籌建中)
重慶大唐彭水水電開發有限公司	2003年8月28日	50,000	40%	水力發電(籌建中)
寧夏大唐大壩發電有限責任公司	2003年10月31日	20,000	45%	發電(籌建中)
同方投資有限公司	2004年5月8日	550,000	36.4%	項目投資及管理

* 本公司雖擁有娘子關發電公司半數以上的權益,但未獲得娘子關發電公司財務和經營決策的控制權,故將其分類為聯營公司。於2004年4月22日,本公司董事會會議決議,擬將其51%的股權轉讓給第三方。於2004年6月30日,該項交易尚未完成。

1、 公司組織和主要經營活動（續）

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
附屬公司（續）				
山西大唐運城發電有限責任公司	2003年 3月28日	10,000	51%	發電（籌建中）
江蘇大唐呂四港發電有限責任公司	2003年 9月18日	50,000	90%	發電（籌建中）
廣東大唐潮洲發電有限責任公司	2003年 11月15日	30,000	75%	發電（籌建中）
福建大唐寧德發電有限責任公司	2003年 12月2日	50,000	55%	發電（籌建中）
聯營公司				
華北電力科學研究院有限責任公司（「華北電科院」）	2000年 12月7日	100,000	30%	電力相關技術服務
天津大港華實發電有限公司	2002年 4月5日	10,000	30%	發電（建設中）
北京特新大唐供熱有限責任公司	2002年 4月27日	172,800	49%	提供熱力輸送服務

1、公司組織和主要經營活動（續）

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
附屬公司（續）				
山西大唐神頭發電有限責任公司	1998年 12月8日	261,200	60%	發電（建設中）
山西大唐國際雲岡熱電有限責任公司	2000年 7月14日	207,000	80%	發電
雲南大唐紅河發電有限責任公司	2001年 4月27日	10,000	70%	發電（建設中）
甘肅大唐連城發電有限責任公司	2001年 8月18日	85,500	55%	發電（建設中）
河北大唐唐山熱電有限責任公司	2002年 2月21日	274,800	80%	發電
雲南大唐那蘭水電開發有限公司	2002年 10月30日	25,000	51%	水力發電 （建設中）
雲南大唐李仙江流域水電開發有限公司	2002年 11月8日	10,000	70%	水力發電 （建設中）

簡化合併財務報表附註(未經審計)

2004年6月30日
(所有金額均以人民幣元為單位)

1、公司組織和主要經營活動

大唐國際發電股份有限公司(原名「北京大唐發電股份有限公司」)(「本公司」)於1994年12月13日在中華人民共和國(「中國」)北京市註冊成立為股份有限公司。本公司的股票於1997年3月21日在香港聯合交易所有限公司及倫敦證券交易所有限公司上市。本公司及其附屬公司現擁有及經營八家火力發電廠和一家水力發電廠。本公司及附屬公司的電廠主要從事發電業務並售電給華北電網有限公司(原名「中國華北電力集團公司」)(「華北電網」)及其附屬公司。

本公司擁有下列附屬公司和聯營公司的股權權益,這些公司均為在中國境內成立並經營的有限責任公司,其詳情如下:

公司名稱	成立日期	註冊資本 千元	公司所佔權益	主要經營活動
附屬公司				
內蒙古大唐托克托發電有限責任公司(「托克托發電公司」)	1995年11月17日	1,614,020	60%	發電
天津大唐盤山發電有限責任公司	1997年8月6日	831,253	75%	發電
河北大唐國際華澤水電開發有限公司(「豐寧水電公司」)	1998年7月29日	59,161	90%	水力發電

簡化合併現金流量表 *(未經審計)*

截至2004年6月30日止六個月期間
(所有金額均以人民幣千元為單位)

	附註	截至6月30日止六個月期間 2004年	2003年
經營活動提供之現金淨額		1,086,070	1,230,463
投資活動使用之現金淨額	12	(6,308,297)	(1,301,554)
融資活動提供之現金淨額	12	6,068,970	1,112,614
現金及現金等價物增加淨額		846,743	1,041,523
期初現金及現金等價物		4,155,484	2,350,004
期末現金及現金等價物		5,002,227	3,391,527

簡化合併股東權益變動表 *(未經審計)*

截至2004年6月30日止六個月期間
(所有金額均以人民幣千元為單位)

	股本	資本公積	法定公積金	法定公益金	任意盈餘公積金	限制性儲備	其它儲備	留存收益	儲備合計	股東權益合計
2003年1月1日 餘額	5,162,849	3,653,421	1,107,529	112,317	2,976,397	194,161	–	1,172,605	9,216,430	14,379,279
宣派股息	–	–	–	–	–	–	–	(619,542)	(619,542)	(619,542)
淨利潤	–	–	–	–	–	–	–	784,233	784,233	784,233
儲備調撥	–	–	–	(16,673)	16,673	(16,180)	–	16,180	–	–
2003年6月30日餘額	5,162,849	3,653,421	1,107,529	95,644	2,993,070	177,981	–	1,353,476	9,381,121	14,543,970
2004年1月1日 餘額	5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	15,721,332
宣派股息 (附註 10)	–	–	–	–	–	–	–	(903,499)	(903,499)	(903,499)
淨利潤	–	–	–	–	–	–	–	1,112,780	1,112,780	1,112,780
儲備調撥 (附註 10)	–	–	–	(7,860)	516,937	(16,180)	–	(492,897)	–	–
2004年6月30日餘額	5,162,849	3,653,421	1,312,067	249,121	3,549,800	145,621	149,796	1,707,938	10,767,764	15,930,613

簡化合併損益表*(未經審計)*

截至2004年6月30日止六個月期間
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	截至6月30日止六個月期間 2004年	2003年
經營收入	7	6,041,467	4,501,679
經營成本	11 & 12	(4,137,151)	(3,129,463)
經營利潤		1,904,316	1,372,216
公司所佔聯營公司之(損失)／利潤		(6,633)	7,223
利息收入		19,362	24,503
財務費用	12	(158,386)	(233,700)
稅前利潤		1,758,659	1,170,242
稅項	8	(484,395)	(390,427)
少數股東損益前利潤		1,274,264	779,815
少數股東損益		(161,484)	4,418
淨利潤		1,112,780	784,233
每股盈利(人民幣元)			
一基本每股盈利(人民幣元)	9	0.22	0.15
一攤薄後每股盈利(人民幣元)	9	0.21	不適用

簡化合併資產負債表（未經審計）（續）

於2004年6月30日
（所有金額均以人民幣千元為單位）

	附註	2004年 6月30日	2003年 12月31日
股東權益及負債			
股東權益			
股本		5,162,849	5,162,849
儲備		10,767,764	10,558,483
股東權益總額		15,930,613	15,721,332
少數股東權益		1,428,549	1,240,427
非流動負債			
長期借款	11	14,512,793	10,306,487
可轉換債券	5	1,054,564	1,031,772
遞延所得稅負債		135,062	124,805
		15,702,419	11,463,014
流動負債			
應付賬款及預提費用	4	2,959,389	2,683,835
應付股利		–	219,452
短期借款	6 & 11	5,079,420	2,860,834
長期借款即期部分	11	869,444	829,209
應付稅金		256,252	525,788
		9,164,505	7,119,118
負債總額		24,866,924	18,582,132
股東權益及負債總額		42,226,086	35,543,891

簡化合併資產負債表 *(未經審計)*

於2004年6月30日
(所有金額均以人民幣千元為單位)

	附註	2004年 6月30日	2003年 12月31日
資產			
非流動資產			
物業、廠房及設備,淨值		33,712,078	27,846,705
投資於聯營公司		400,238	224,435
可供出售的投資		158,720	155,620
商譽		36,357	39,153
遞延住房福利		168,059	186,732
長期保證金		100,000	100,000
遞延所得稅資產		45,060	49,842
		34,620,512	28,602,487
流動資產			
存貨		376,235	342,834
其他應收款及流動資產		205,639	135,142
應收款項		1,101,808	1,035,870
三個月以上短期銀行存款		919,665	1,272,074
現金及現金等價物	3	5,002,227	4,155,484
		7,605,574	6,941,404
資產總額		42,226,086	35,543,891



審核委員會

審核委員會已經與管理層審閱本公司所採納的會計原則，會計準則及方法，並探討了公司內部控制事宜，審閱了截至2004年6月30日止六個月期間的未經審計的簡化合併財務報表。

承董事會命
主席
翟若愚

中國，北京，2004年8月23日




最佳應用守則

本公司於該期間一直遵守香港聯合交易所有限公司證券上市規則附錄14所載的最佳應用守則。



重大事項

於2004年6月22日召開的2004年度臨時股東大會、H股類別股東大會及內資股類別股東大會上，董事會獲得發行不超過10億股A股的批准。




購置、出售和贖回本公司上市證券

於該期間，本公司概無購置、出售或贖回本公司上市證券。

3、股息

根據2004年3月17日召開的董事會建議，並經2004年6月22日召開的股東周年大會批准，本公司2003年度股息為每股人民幣0.175元，派發予2004年5月22日登記於本公司股東名冊上的股東。上述股息已於2004年6月30日前派發，其中內資股股息以人民幣宣派和支付，H股股息以人民幣宣派，以港幣支付。

董事會建議，本公司2004年度不派發中期股息。

4、董事、監事持股情況

於該期間的任何時間，本公司各董事、監事、主要行政人員或彼等有關連人士均無持有或被當作持有本公司或其任何相關法團(按證券及期貨條例所指)的股份、相關股份或債權證中的權益或淡倉，亦沒有獲受權利認購或購買本公司或其任何相關聯法團之股份或債權證中的權益。




股本及派息

1、股本

本公司在該期間未發售任何新股。於2004年6月30日，本公司股本總額為人民幣5,162,849,000元，分為5,162,849,000股每股面值人民幣1元的股份。

2、主要股東

於該期間，根據《證券及期貨條例》(第571章)《證券及期貨條例》第336條規定設立的登記冊所載，下列人士(本公司董事、主要行政人員或監事除外)持有股份，相關股份中權益或淡倉如下：

股東名稱	股份	股數	占股本比例 (%)
中國大唐集團公司	內資股*	1,828,768,200	35.43
北京國際電力開發投資公司	內資股*	671,792,400	13.01
河北省建設投資公司	內資股*	671,792,400	13.01
天津市津能投資公司	內資股*	559,827,000	10.84

* 股東本身持有好倉

5、未來展望

2004年上半年，國家相繼出台了幾個對本公司電價影響較大的文件，明確了不同情況下機組電價水平，由此本公司目前在役、今年新投機組及在建項目都有了明確的上網電價，對公司今年以至今後將產生積極的影響；儘管公司的業務拓展將受惠於國內經濟的持續增長，但經營業績將會受到燃料價格上漲的影響。因此，本公司將根據市場情況，結合年初董事會制定的經營目標，積極推進各項工作：充分利用良好的市場環境，發揮自身優勢，不斷開拓與拓展國際、國內業務；踏踏實實的做好公司各項基礎工作，努力控制成本，保證安全生產，繼續強化燃料管理，確保發電用煤的充足供應；繼續抓好節能降耗工作，力爭增產增收，獲得較好的經濟效益。




(3) 資金流動性

於2004年6月30日，公司資產負債率為58.89%（負債總額與資產總額之比，不含少數股東權益）；淨債務權益比為97.89%[（借款總額+可轉換債券－現金及現金等價物－三個月以上短期銀行存款－為交易而持有的投資）／所有者權益]。

(4) 現金

於2004年6月30日，公司現金及現金等價物及三個月以上短期銀行存款約為人民幣59.22億元，其中相當於約人民幣14.62億元的存款為外幣存款；於該期間，本公司無委托存款及逾期定期存款。

(5) 借款

於2004年6月30日，本公司及附屬公司短期借款約為人民幣50.79億元，年利率為2.88至4.78%；長期借款（不含一年內到期的長期借款）約為人民幣145.13億元，一年以內到期的長期借款約為人民幣8.69億元，年利率自2.88%至5.76%不等，其中相當於約人民幣36.11億元為美元借款。可換股美元債券相當於約人民幣10.55億元。本公司及附屬公司積極關注滙市變動，審慎評估匯率風險。

於2004年6月30日，本公司為附屬公司的借款提供了約為人民幣88.67億元的擔保。除此之外，本公司未對其它公司提供任何形式的擔保。

- 經營成本：於該期間，本公司及附屬公司合併經營成本約為人民幣41.37億元，比去年同期增加約32.20%，其中：燃料成本實際發生約為人民幣20.61億元，比去年同期增長約35.19%，主要是上網電量增加及燃料價格的上漲；但因合理調整電量結構，節能措施有效，最終使單位燃料成本比去年同期降低約1.59%；固定資產折舊費用比去年同期增加約38.66%，主要是由於托克托發電公司1、2號機組與雲岡熱電公司1、2號機組分別於2003年中期及下半年投產，及唐山熱電公司1號機組於該期間投產而計提折舊的增加。

- 財務費用支出：於該期間，財務費用支出比去年同期降低了約32.23%，主要得益於托克托發電公司美元利率掉期公允價值的變化，導致相關的財務費用減少。

(2) 財務狀況

於2004年6月30日，本公司及附屬公司合併資產總額約為人民幣422.26億元，比2003年12月31日增加約人民幣66.82億元；合併負債總額約為人民幣248.67億元，比2003年12月31日增加約人民幣62.85億元；少數股東權益約為人民幣14.29億元，比2003年12月31日增加約人民幣1.89億元；股東權益約為人民幣159.31億元，比2003年12月31日增加約人民幣2.10億元。資產總額的增加主要得益於公司發展戰略的實施及對在建工程投資的增加。




(3) 前期項目：

- 重慶大唐彭水水電開發有限公司(「彭水水電公司」)建設的彭水水電項目的項目建議書已於2004年8月3日獲得國家發展和改革委員會批復。本公司持有彭水水電公司40%的股權，彭水水電項目位於重慶市彭水縣境內，該項目已列入國家「十五」規劃。彭水水電項目建設規模為5台350兆瓦，預計2007年投產發電。

- 托克托發電公司三期工程(2台600兆瓦機組)的項目建議書已於2004年8月4日獲得國家發展和改革委員會批復。截止目前，托克托發電公司的運營及建設容量已達3,600兆瓦。

4、財務狀況

(1) 經營業績

於該期間，本公司及附屬公司實現合併淨利潤約為人民幣11.13億元；比去年同期增長約41.89%；基本每股盈利約為人民幣0.22元；比去年同期每股增加約為人民幣0.07元。

- 經營收入：於該期間，本公司及附屬公司合併經營收入約為人民幣60.41億元；比去年同期增長約34.20%。

3、業務拓展

於該期間，本公司在繼續積極實施擴張戰略的同時，注重在建工程及前期工程的管理，目前本公司在建及前期工程進展情況如下：

(1) 已投產項目：

- 唐山熱電公司1號機組（1台300兆瓦機組）2004年3月投入商業運行。
- 托克托發電公司3號機組（1台600兆瓦機組）已於2004年8月投入商業運行。

(2) 在建工程：

- 托克托發電公司4號機組（1台600兆瓦機組）、唐山熱電公司2號機組（1台300兆瓦機組）、山西大唐神頭發電有限責任1號機組（1台500兆瓦機組）及甘肅大唐連城發電有限責任公司1號機組（1台300兆瓦機組）預計於2004年內投產發電。
- 雲南大唐紅河發電有限責任公司建設安裝的2台300兆瓦火電機組已開工建設。
- 雲南大唐那蘭水電開發有限公司建設安裝的3台50兆瓦機組及雲南大唐李仙江流域水電開發有限公司建設工程之一——崖羊山水電工程（2台60兆瓦機組）進展順利。

2、經營管理

於該期間，本公司及附屬公司實現合併經營收入約人民幣60.41億元，比去年同期增長約34.20%。合併經營收入的增加主要受益於本公司及附屬公司上網電量的增加。

於該期間，本公司及附屬公司實現合併淨利潤約人民幣11.13億元，比去年同期增長約41.89%。合併淨利潤大幅度上升，主要受益於：(1)本公司及附屬公司上網電量的增長；(2)低成本電量比例增加。於該期間，由於燃煤價格的上漲，本公司及附屬公司燃料成本比去年同期有較大幅度的上升，除公司繼續採取積極有效的措施外，公司在成本優勢地區建設電廠的戰略取得了豐碩的成果，托克托發電公司等低燃料成本電量的增加有效地平抑了公司燃料成本的增幅，在原有電廠單位燃料成本上升約10%左右的情況下，全口徑單位燃料成本反而比去年同期降低了1.59%；(3)托克托發電公司美元利率掉期公允價值的變化，導致相關的財務費用減少；(4)本公司及附屬公司採取有效的節能措施，提高機組的運行經濟性，使綜合廠用電率比去年同期下降了0.03個百分點，使供電煤耗比去年同期降低了2.5克/千瓦時。

於該期間，公司主要發電廠運行狀況如下：

- 公司所屬高井熱電廠、陡河發電廠、張家口發電廠及下花園發電廠，合計裝機容量4,950兆瓦，該期間完成發電量約154.18億千瓦時，比去年同期增長8.02%。

- 公司附屬公司天津大唐盤山發電有限責任公司、河北大唐國際華澤水電開發有限公司(「豐寧水電公司」)、托克托發電公司、雲岡熱電公司及唐山熱電公司，合計裝機容量3,160兆瓦，完成發電量97.04億千瓦時，比去年同期增長144.58%。

該期間中國GDP增長率為9.70%，在國內經濟增長的帶動下，電力需求增長強勁，全社會用電量同比增長15.77%；本公司及附屬公司於該期間發電量比去年同期增長37.72%；合併經營收入比去年同期增長34.20%；合併淨利潤比去年同期上升41.89%。

1、生產情況

於2004年6月30日，本公司及附屬公司擁有運營裝機容量8,110兆瓦，完成發電量約251.23億千瓦時，比去年同期增長約37.72%；完成上網電量約235.78億千瓦時，比去年同期增長37.77%。發電量及上網電量的增加，主要受益於(1)裝機容量的增加，與去年同期相比，由於內蒙古大唐托克托發電有限責任公司(「托克托發電公司」)2號機組及山西大唐國際雲岡熱電有限責任公司(「雲岡熱電公司」)1、2號機組分別於2003年下半年投產，及河北大唐國際唐山熱電有限責任公司(「唐山熱電公司」)1號機組於2004年一季度投產發電，使得該期間公司裝機容量比去年同期增加了1,340兆瓦。(2)電力需求持續上升，該期間僅京津唐電網售電量即比去年同期增長18.06%；發電機組利用率比同期提高了4.4%；(3)現有發電機組安全可靠運營水平高，該期間本公司管理機組的等效可用係數達到93.13%，較去年同期提高了0.98個百分點；(4)保證燃料供應，從去年4季度以來，燃料供應極為緊張，本公司下大力氣做好各方的協調工作，保證了發電用煤供應，為生產正常運營奠定了基礎。



中期業績

大唐國際發電股份有限公司(「本公司」)董事會在此宣布本公司及其附屬公司截至2004年6月30日止六個月期間(「該期間」)按國際財務報告準則編制的未經審計的經營業績,該經營業績已經本公司審核委員會(「審核委員會」)審議確認。

於該期間,本公司合併經營收入約為人民幣60.41億元;合併淨利潤約為人民幣11.13億元;基本每股盈利約為人民幣0.22元。

董事會對上述業績感到滿意。詳細的經營結果請參見第17頁至第38頁所載未經審計的簡化合併財務報表。



目錄

2	中期業績
3	管理層討論及分析
11	股本及派息
13	購置、出售和贖回本公司上市證券
14	重大事項
15	最佳應用守則
16	審核委員會
17	簡化合併資產負債表(未經審計)
19	簡化合併損益表(未經審計)
20	簡化合併股東權益變動表(未經審計)
21	簡化合併現金流量表(未經審計)
22	簡化合併財務報表附註(未經審計)


跨越界限 延展實力

去一年多以來，大唐發電實現了大踏步跨越：上網電量穩步增高，盈利平大幅攀升，截至2004年6月30日，總裝機容量激增至8,110兆瓦；公已運營發電單位已跨越出京津唐地區，分別座落在北京市、天津市、河省、山西省及內蒙古自治區；公司新項目更是分佈在全國各地，西至甘、西南至雲南、東至浙江、南至廣東。此外，公司實施水電火電並舉戰，跨出火力發電模式，適度發展水電，為尋求持續發展而積極部署。

方面來說，近年來大唐發電實現了跨越性的發展。公司不斷延展實力，展成為國內一流、國際知名的發電公司的目標長足邁進。



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

跨越
界限
延展實力

二零零四年中期業績報告